                U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                                FORM 10-SB-A3

           Third Amended Registration Statement on Form 10-SB-A3

           GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                             BUSINESS ISSUERS

                      CYBERTEL, COMMUNICATIONS CORP.
                      ------------------------------
       (Name of Small Business Issuer as specified in its charter)

         NEVADA                                       86-0862532
         ------                                       ----------
(State or other jurisdiction of                (I.R.S. incorporation or
organization)                                   Employer I.D. No.)

                   4275 Executive Square, Suite 510
                      La Jolla, California 92037
                      --------------------------
                (Address of Principal Executive Office)

 Issuer's Telephone Number, including Area Code:  (858) 646-7410

 Securities registered pursuant to Section 12(b) of the Exchange  Act:

                         None

 Securities registered pursuant to Section 12(g) of the Exchange  Act:

               $0.001 Par Value Common Voting Stock
               ------------------------------------
                          Title of Class

DOCUMENTS INCORPORATED BY REFERENCE:  None.

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Item 1.  Description of Business.
---------------------------------

Business Development.
---------------------

     Organization, Charter Amendments and General History
     ----------------------------------------------------

          Organization
          ------------

          Cybertel, Communications Corp., a Nevada corporation (the "Company"), was organized on June 13, 1996, for the purpose of engaging in any lawful activity.

          At inception, the Company was authorized to issue 20,000,000 shares of non-assessable common voting stock, par value one mill ($0.001) per share. In addition, the Company is authorized to issue 5,000,000 shares of preferred stock having a par value of one mill ($0.001) per share, with such rights and preferences as the Board of Directors shall determine. As of the date of this Registration Statement, the Board of Directors has not designated the rights and preferences of the preferred stock and no shares of preferred stock have been issued. Copies of the Company's Articles of Incorporation and Bylaws are attached hereto and incorporated herein by this reference. See Item 15.

          Charter Amendments
          ------------------

          The Company has never amended its Articles of Incorporation.

          General History
          ---------------

         Until approximately May, 1999, the Company was a development stage company. Its business plan is to provide long distance voice and data telecommunications services using the networks and network switching facilities of Tier I long distance carriers (i.e., providers of communications transmission services by fiber or wire, with at least $100 million of volume per year) such as MCI/Worldcomm and Level 3 Communications, as well as its own IP switching facilities, to provide a broad array of integrated long distance telecommunications services. The Company plans to use Internet Protocol ("IP") Telephony technology to offer a range of services including basic "1 plus" (i.e., dial "1" then the area code and telephone number of the person being called) and "800" long distance, frame relay data transmission and wireless communications services as well as enhanced telecommunications services such as international callback, prepaid calling cards and Internet access. Frame relay data transmission refers to the digitization of information as electronic packets. Wireless communications services include, for example, satellite and cellular communications.

          The Company is a facilities-based provider (i.e., a provider that owns or leases the property and equipment necessary to provide its services) of a broad range of integrated communications services. It is building a regional IP network in the western United States that will interconnect with a national network, allowing the Company to transport telecommunications

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nationally. Using IP technology, the Company's goal is to enable its customers to place long distance calls over the Internet through their existing telephone equipment.

          This Registration Statement is being filed on a voluntary basis to maintain the Company's quotations on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD"). See the heading "Effects of Existing or Probable Governmental Regulations," Item I.

     NASD OTC Bulletin Board Quotations
     ----------------------------------

          The Company's common stock is quoted on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD") under the symbol "CYTP." For information concerning these stock quotations during the past two years, see the caption "Market Price of and Dividends on the Company's Common Equity and Other Stockholder Matters," Item 9. The quotations presented do not represent actual transactions or broker/dealer markups, markdowns or commissions.

         Effective January 4, 1999, the NASD adopted rules and regulations requiring that prior to any issuer having its securities quoted on the OTC Bulletin Board of the NASD that such issuer must be a "reporting issuer" which is required to file reports under Section 13 or 15(d) of the Securities and Exchange Act of the 1934, as amended (the "1934 Act"). The Company is not currently a "reporting issuer," and this Registration Statement will bring the Company into compliance with these listing provision of the OTC Bulletin Board and should prevent the NASD from "delisting" quotations of the Company's common stock. Under the "phase-in" schedule of the NASD, the Company has until November, 1999, within which to become a "reporting issuer" and to satisfy all comments of the Securities and Exchange Commission with respect to this Registration Statement.

     Changes of Control During the Past Three Years
     ----------------------------------------------

          There have been no changes in control of the Company since its inception in June, 1996.

     Sales of "Unregistered" and "Restricted" Securities Over the Past Three
     Years
     -----

          For information concerning sales of "unregistered" and "restricted" securities during the past three years, see the caption " Recent Sales of Unregistered Securities," Item 10.

Business.
---------

          The Company provides long distance voice and data telecommunications services. It utilizes the network switching and transport facilities of Tier I long distance carriers, such as TeleHub Network Services Corporation; Level 3 Communications; and Bell Atlantic Network Services, Inc., to provide a broad array of integrated long distance telecommunications services such as long distance, calling cards, paging and wireless communications on a seamless and highly reliable basis. A non-facilities based carrier provides long distance

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services without the use of its own preferred interexchange carrier code
(i.e., a code that allows a customer to dial "1" to access its Primary Interexchange Carrier, or "PIC"). A "reseller" places its customers' calls through a facilities based carrier and that carrier bills and collects from the end-user customers. Facilities-based carriers have the advantage of lower long-term costs because they do not lease their networks from another carrier and are not subject to pricing policies of other carriers; the disadvantage is that initial capital investments are higher.

          The Company's service offerings include basic "1 plus" and "800" long distance, frame relay data transmission, Internet telephony and wireless communications services, as well as enhanced telecommunications services such as prepaid calling cards and Internet access.

          In addition, the Company is developing a regional internet protocol network in the western United States that will connect with a national network, allowing the Company to transport telecommunications nationally. To reach this goal, management plans to purchase equipment and lease facilities and other assets. The Company is arranging financing for this purpose. See the caption "Management's Discussion and Analysis or Plan of Operation" of this Registration Statement.

     Risk Factors
     ------------

          Limited Operating History.
          --------------------------

          The Company was incorporated in June, 1996 for the purpose of engaging in any lawful activity. The Company's plan of operations calls for it to create an international, facilities-based communications network. However, the Company is still in a formative stage. Potential investors should be aware of the difficulties normally encountered by a new enterprise in a highly competitive industry. There is limited evidence at this time upon which to base an assumption that the Company's business plans will prove successful or that its products and services will be successfully marketed.
As a consequence, there is no assurance that the Company will be able to operate profitably in the future.

          Operating Results of the Company.
          ---------------------------------

          The Company is still a development stage company and has not yet earned an annual profit. The gross revenues and net losses of the Company for the three calendar years ended December 31, 1998, are shown below:

     Year ended                Gross                   Net
     December 31,              Revenues                 Loss
     ------------              --------                 ----

         1996                    -0-                    $ 33,300
         1997                    $25,962                $ 72,405
         1998                    $16,004                $730,241


          The Company's accumulated deficit as of June 30, 1999, was

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($1,952,611).  No assurance can be given that the Company will not continue to report losses on an annual basis or that the Company's business operations will ultimately prove to be profitable.

          Any substantial downturn in economic conditions or any significant price decreases related to the telecommunications industry could have a material adverse effect on the Company's business. Economic conditions such as inflation may also affect the future availability of attractive financing rates for the Company or its customers and may materially adversely affect the Company's business. Deflation may also affect the Company's income derived from telecommunications to the extent that the Company's costs of providing services increase from the time that the services are sold until the time that they provided and the Company must adjust its rates.

          Dependence Upon Additional Financing.
          -------------------------------------

  The Company's proposed business operations will depend upon its ability to raise substantial additional financing. It has negotiated equity lines of credit totaling $30 million with three entities (Swartz Private Equity, LLC; Oxford International; and Capital Growth Planning), and loans with Braveheart, Inc. and Capital Growth Planning, but has not finalized any of these lines of credit. Failure to achieve sufficient financing will significantly delay or destroy the Company's ability to build its IP network and commence direct marketing operations. The lines of credit provide for the Company to issue shares of "unregistered" and "restricted" stock at 91% of the market price for such stock. The issuance of such shares may have a dilutive effect on the holdings of existing stockholders.

         Highly Competitive Industry.
         ----------------------------

         The Company will be operating in a highly competitive industry; most of its competitors have significantly greater experience in the industry and substantially more assets and customers than the Company. There can be no assurance that the Company will be able to compete successfully in the telecommunications industry. See the caption "Competitive Business Conditions" of this Registration Statement.

         Reliance on Existing Management.
         --------------------------------

         The Company's operations are primarily dependent upon the experience and expertise of Richard Mangiarelli (Chief Executive Officer, President and director) and Paul Mills (Chairman of the Board and Secretary). The loss of either Mr. Mangiarelli or Mr. Mills may have a material adverse effect on the Company's business. As of the date of this Registration Statement, neither Mr. Mangiarelli nor Mr. Mills has entered into any covenant not to compete with the Company.

          The Company's success is also dependent on its ability to attract and retain qualified management, administrative and sales personnel to support its anticipated future growth, of which there can be no assurance. The Company does not carry key man insurance upon the lives of any of its officers. It has entered into employment contracts with Mr. Mangiarelli and with James D. Boring, its Senior Vice President of Operations.

          As disclosed under the caption "Changes in Control" of this Registration Statement, Mr. Mangiarelli's shares of the Company's common stock

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are subject to an Order requiring their delivery to the Marshal of the County of San Diego for potential satisfaction of a judgment in favor of a creditor. Mr. Mangiarelli intends to vigorously contest this matter. However, the transfer of title to the shares of Company stock beneficially owned by Mr. Mangiarelli could effect a change in control of the Company. If such were the case, Mr. Mangiarelli would continue in his current capacities as a director and executive officer of the Company. See the caption "Changes in Control" of this Registration Statement.

          Rapid Technological Change.
          ---------------------------

          The telecommunications industry is characterized by rapidly evolving technology. The Company believes that its success will increasingly depend on its ability to offer, on a timely basis, new services based on evolving technologies and industry standards. The Company intends to develop new services; however, there can be no assurance that the Company will have the ability or resources to develop such new services, that new technologies required for such services will be available to the Company on favorable terms or that such services and technologies will enjoy market acceptance. Further, there can be no assurance that the Company's competitors will not develop products or services that are technologically superior to those expected to be used by the Company or that achieve greater market acceptance. The development of any such superior technology by the Company's competitors or the inability of the Company to successfully respond to such a development, could render the Company's existing products or services obsolete and could have a material adverse effect on the Company's business, financial condition and results of operations. The lack of capital resources could materially affect the Company's ability to respond to technological changes.

          Lack of Dividends.
          ------------------

          The Company has never paid, and does not plan to pay in the foreseeable future, any cash dividends with respect to its common stock.

          Shares Eligible for Future Sales.
          ---------------------------------

          Of the 3,408,909 currently issued and outstanding shares of the Company's common stock, 1,131,209 are freely tradeable, and 2,277,700 are unregistered securities and therefore restricted from resale other than by way of a transaction complying with the provisions of Rule 144, adopted under the Securities Act of 1933, as amended, or some other exemption from registration. Of the 2,277,700 "unregistered" and "restricted" securities, 1,889,200 have been held for over one year and are eligible for resale upon compliance with the provisions of Rule 144.

          Rule 144 provides, among other things, that if certain information concerning the operating and financial affairs of the Company is publicly available, persons who have held restricted securities for a period of one year thereafter may sell in each subsequent three month period up to that number of such shares equal to the greater of 1% of the Company's outstanding common stock or the average weekly reported volume of common stock trading during the four calendar weeks preceding the filing of a notice of proposed sale. Pursuant to Rule 144(k), unlimited sales of such restricted stock by non-affiliates may be effected following a two year holding period, without regard to the other Rule 144 requirements. Approximately 83% of the Company's

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"restricted" shares are currently eligible for resale upon compliance with the requirements of Rule 144. Future sales of this large number of shares under Rule 144 could depress the current market price of the common stock and any market which may develop in the near future. For a discussion of the Company's securities that have been issued without registration, see the caption "Recent Sales of Unregistered Securities" of this Registration Statement.

          Conflicts of Interest.
          ----------------------

          Although they have no present plans to do so, the Company's directors and officers may become officer, directors, controlling shareholders and/or partners of other entities engaged in a variety of businesses. Thus, there exist potential conflicts of interest including, among other things, time, effort and corporate opportunity, involved in participation with such other business entities.

         No Assurance of Continued Public Market for the Company's
Securities.
-----------

         There is currently a public market for the Company's common stock; however, there can be no assurance such a market will continue. This is because in January, 1999, the NASD promulgated a requirement that all issuers whose securities are quoted on the OTC Bulletin Board must have such securities registered under Section 12 of the 1934 Act and that the registration statement providing such registration must not be subject to Securities and Exchange Commission comment by a "phase-in" date based on the issuer's trading symbol on the OTC Bulletin Board. Under this provision, this Registration Statement must have reached the "no comment" stage of Securities and Exchange Commission review before November 3, 1999. The Company can make no assurance that it will be able to meet this deadline. Purchasers of the Company's securities may, therefore, have difficulty in selling such securities should they desire to do so.

          Market Value of Common Stock.
          -----------------------------

          There is no correlation between the market price of the Company's common stock and its book value. As of December 31, 1998, the net book value of a share of the Company's common stock was $0.03, whereas the average closing bid price of a share of common stock during the quarterly period ended on such date was $1.50 per share, and does not necessarily bear any relationship to the Company's asset value, net worth or other established criteria of value and should not be considered indicative of the actual value of the Company or the market price of the common stock.
Based on this "book value" determination of the value of the Company's common stock, it is highly overvalued and there can be no assurance that present or future stockholders will be able to resell their shares at a profit.

          Risks of "Penny Stock."
          -----------------------

          The Company's common stock may be deemed to be "penny stock" as that term is defined in Reg. Section 240.3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of

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less than $6,000,000 for the last three years.

          Subject to compliance with applicable listing standards, the Company plans to attempt to qualify for listing on NASDAQ. However, its common stock is currently traded on the OTC Bulletin Board of the NASD.

          Section 15(g) of the 1934 Act, as amended, and Reg. Section 240.15g-2 of the Securities and Exchange Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

          Moreover, Reg. Section 240.15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.

          Risks Associated with Execution of Growth Strategy.
          ---------------------------------------------------

          A principal component of the Company's growth strategy is to build a regional telecommunications network in the western United States. The Company's ability to execute its growth strategy depends on a number of factors including (i) the availability of attractive opportunities; (ii) the Company's ability to acquire service relating to such opportunities on economically feasible terms; (iii) the Company's ability to obtain the capital necessary to finance the acquisition of facilities, as well as to cover any necessary sales, marketing and operation expenditures; (iv) the Company's ability to market and sell services; and (v) the Company's ability to manage rapidly growing operations effectively and in a manner which results in significant customer satisfaction. There can be no assurance that the Company will be successful with respect to any or all of these factors.

     Principal Products and Services
     --------------------------------

Long Distance Service
---------------------

          The Company intends to offer basic "1 plus" and "800" long distance

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services.  Management believes it will be successful as a provider of these basic services because of the volume discounts it has been able to negotiate with underlying carriers and its ability to direct customer call traffic over the transmission networks of more than one carrier. The Company has negotiated pricing ranging from $0.049 to $0.056 per minute for switchless services, and ranging from $0.041 to $0.044 with guarantees to the carriers of certain minimum monthly volume. If these minimum volumes are not met, the Company will still be responsible for paying for them. As the Company expands its network of switching facilities, it will increasingly have the ability to choose among the transmission networks of different carriers to take advantage of the most favorable rates to different destinations at different times of the day.

          The per minute cost to the Company from underlying carriers is a function of negotiating the best rates with the carriers. Volume and "ramp up" periods affect cost. If the Company is able to project substantial volumes at some point in the mid-term future, underlying carriers are willing to negotiate a better rate. The Company has no way to gauge what underlying carriers charge to others, as that is not public information. However management knows that the Company's charges to its customers are very competitive in comparison to other carriers. As an example, a customer using 200 minutes per month and subscribing to AT&T's 7 cent per minute anytime plan would pay $19.95 when AT&T's $5.95 monthly recurring charge is added. A Company customer using the same 200 minutes would pay $19.80 at the Company's
9.9 cent per minute rate.

          Initially, the Company will charge its customers on the basis of minutes or partial minutes of usage at rates which may vary with the distance, duration, time of day of the call and the type of call. Rates charged for a call are not affected by the particular transmission facilities selected for call transmission but are affected by the type of call a user may select.
The Company has contracted with Tritel Communications, LLC, of Irving, Texas, for the performance of billing services. The agreement is for a term of three years and provides for Tritel to process the Company's calling records on a weekly basis. The agreement also provides for a one-time setup cost of $3,000, with a monthly processing charge of $675 plus $0.005 per calling record processed and payment of a monthly telecommunications excise tax of $825. Tritel will also print and mail invoices for the Company at a rate of $1.00 per invoice per month. The minimum monthly payment for Tritel's services will be $1,500. Any custom programming that the Company requires will be billed at $100 per hour.

          On August 4, 1999, the Company entered into a letter of intent with Telenomics, Inc., a California corporation, and the holders of all of Telenomics' outstanding common stock, by which the Company agreed to acquire all of such shares in exchange for a number of shares to be determined by dividing $3,000,000 by the closing "asked" price for the Company's shares on the date of closing of the acquisition. At closing, the Company is to provide Telenomics with a loan of $250,000, to be repaid within 12 months. Telenomics is a provider of telephone accounting and management software. If the

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acquisition closes, the Company will use Telenomics to develop its own billing system. However, the parties have not entered into any definitive, binding acquisition agreement and there can be no assurance that any such agreement will be reached or that any completed acquisition will be successful.

          In the near future, the Company hopes to provide its customers a flat rate long distance calling service throughout the United States. Billing will occur in six-second increments.

Debit and Prepaid Calling Cards
-------------------------------

          The Company offers travel and debit cards with low long distance rates through either per unit fees or through monthly billing of the end user subscriber. These cards are utilized in the exact same manner as other calling cards and there are no "ease of use" disadvantages versus traditional calling cards. Besides relatively large savings for out of country and foreign travelers, larger corporations, whose executives and sales personnel routinely use calling cards, are now pricing these cards at attractively low prices. The absences of transaction fees per call as well as lower per minute charges make these cards extremely attractive to both large and smaller users. Prepaid calling cards offer an additional advantage to the subscriber in that they limit the liability for lost, stolen or employee abused cards, since the minutes are preset and added to each card in limited quantities at the direction of the subscriber. The Company began receiving revenues from these cards in August, 1999. As of the date of this Registration Statement, the Company has received total revenues of $1363.25 from this source.

Internet Access
---------------

          This product is the newest and fastest growing to telecommunications providers in general. The Company packages a service which includes domain registration and services (e.g. design, placement, advertising), Web sites, monthly access to the Internet for dial-up and dedicated (i.e., telecommunications lines reserved for use by particular customers) usage, and a discounted 800 service to respond and/or reply to the customers' eventual order flow. It is expected that this package will include E-mail, Web browser, Internet dialer, and search engines, all priced substantially below representative major carrier providers for software and initial access. The Company's pricing for these services will be $16.50 per month as compared to monthly rates for America Online and other internet service providers ranging from $19.95 to $21.95 per month. The bundling of these services will provide a "one-stop" arrangement for the small and middle size business subscriber. Since many small businesses do not employ computer/software specialists to serve their systems needs, and are owned or managed by individuals who are themselves "Internet-deficient", a one-stop approach provides the Company with easy access to a steadily expanding demand in the marketplace. Management expects to begin receiving revenues from this service in the fourth quarter of the 1999 fiscal year.

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     Recent Public Announcements
     ---------------------------

          On July 7, 1999, the Company publicly announced that it has signed a contract with Bell Atlantic Corporation giving the Company the right to terminate IP long distance and data traffic on Bell Atlantic's network. This strategic alliance will allow the Company to deliver IP telephony calls originating outside of Bell Atlantic's region through the Public Service Telephone Network ("PSTN") 24 hours per day, seven days per week, on Bell Atlantic's Termination Gateways. The agreement also allows the Company to sell wholesale termination on Bell Atlantic's lines to third parties and will make it possible for the Company's calls from anywhere in the world to be delivered to the Northeast Corridor of the United States via Bell Atlantic's IP telephony network.

          The Company's agreement with Bell Atlantic provides for the Company to pay Bell Atlantic a rate based on the number of minutes that Bell Atlantic's Termination Gateways are being used, with a minimum monthly payment of $4,800. The term of the agreement is one year, with automatic yearly renewals until either party gives the other notice of non-renewal at least 90 days before the expiration of the current term. See the Exhibit Index, Item 15 of this Registration Statement.

     Distribution Methods of the Products or Services
     ------------------------------------------------

Affinity Groups
---------------

          The Company is expanding the reseller concept (i.e., transporting data through a facilities based carrier that bills and collects from the end-user customers) by targeting its products to specific niche markets. This entails marketing to large associations whose members form a loyal base and have an inherent allegiance to their organization and wish to support it financially. The Company offers these associations discounted long distance services at wholesale prices, 20-60% below AT&T, MCI/WorldCom and Sprint, and a portion of the long distance charges will go to the subscribers' organization (professional associations, alumni associations, etc.) when they pay their monthly bill. The long distance services are solicited by and through the subscriber's organization and packaged by Cybertel.

          The above strategy should allow the Company to introduce and sell its services to many more users than it could contact directly, or obtain through advertising. The sponsoring group has a vested interest in obtaining all telecommunications business from its affiliated members as it stands to gain substantial commission dollars, once volume levels are realized. This strategy also applies to fund raisers and promotional events. The personalized prepaid calling card also functions as an excellent perceived benefit or promotion for the sponsoring entity.

          Management hopes to increase market share in each market segment of the Company's business through a combination of direct sales efforts targeted to corporate and individual clients and through acquisition of strategic

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competitive firms providing value-added services to the core businesses of the
Company. Marketing public relations tactics will be employed not only to conserve resources, but to increase credibility and visibility in the targeted marketplace. Tactics to be used include editorial coverage in industry specific media along with general interest publications.

          Other marketing opportunities include: industry trade shows, membership in professional and business organizations, cross promotional events, direct mail/lead generated, promotional literature, direct sales and in-house telemarketing. The Company intends to retain and hire sales and marketing staff who demonstrably posses the ability to achieve sales levels that the Company has established. This staff will predominantly include those who have specific industry experience and maintain existing customer bases from which to generate above average sales levels. Each market will be driven by a strong direct response campaign using value-based pricing (i.e., quality service at a low price) and superior customer service as the cornerstone in establishing and maintaining customer loyalty. The Company's customer service representatives are trained to be courteous and helpful and to realize that customers who call are usually having a problem and are frustrated. The Company's customer service representatives are able to access a customer's account instantaneously and bring up the type of information that will allow them to solve the customer's problem.

          To date, the Company has marketed its products primarily through Affinity Groups. The Company intends to finance its marketing activities in the short term through equity financing that it is currently pursuing and in the long term through cash flow and profits.

Internet Protocol Network
-------------------------

          The Company is building a regional telecommunications network in the western United States. The Company plans to build local networks in cities in 11 western states that will interconnect with a national long distance network. The Company will focus primarily on the residential market in order to compliment its Affinity Group Marketing Programs. The Internet Protocol ("IP") based network will provide a full range of communications services including long distance and data transmission as well as other enhanced services to the domestic and international markets. Additionally, the Company will offer a range of Internet access services at varying capacity levels (e.g., 56 or 395 kilobits per second), and as technology development allows, at specified levels of quality of service and security to meet the needs of its residential and business customers. The Company established its first IP Gateway, which digitizes a communications signal and transports it over the internet, in San Diego, California, in June, 1999.

          The Company has shaped its strategy to build an IP-based network because of a fundamental shift that is occurring in the communications industry. Management believes that this shift is as important as that from the telegraph to the telephone or from mainframe to personal computers. It is a shift that the Company believes will change the way people communicate.

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

          The change is a move from the traditional "circuit switched" networks that were designed primarily for voice communications, and which have existed form almost a century, to newer "packet switched" networks using IP. The new technology makes it possible to move information at a much lower cost, because packet switching technology makes more efficient use of the network capacity.

          The internet is a worldwide communications network of interconnected computers that share information, generally over high-bandwidth fiber optic cables. Information that moves over the internet is broken down into pieces known as "packets." Each packet is coded with address information for delivery to the proper destination, sent through the internet and reassembled into its original form so the recipient can use the information upon delivery. This process is made possible using two important internet communications protocols: Transmission Control Protocol ("TCP"); and Internet Protocol ("IP"). TCP divides and reassembles the packets. IP ensures that the packets reach the correct destination.

          By contrast, the basic design of the telephone network has not changed for more than 100 years. The telephone system is a circuit-switched network. This technology dedicates a fixed amount of capacity (i.e., a circuit) for the entire duration of the transmission. As a result, a telephone line ties up an entire circuit for the duration of a call.

          In an IP network there is no single, unbroken connection between sender and receiver. When information is sent, it is broken into small packets that share lines with other transmissions, over many different routes at the same time, which are then reassembled at the receiving end. The result is that the internet is much more efficient than the present circuit-switched network. By way of analogy, a call on a circuit-switched network is like a single car taking up an entire stretch of freeway by itself, while an IP network can fill all lanes of the freeway with hundreds of vehicles, all destined for different exits.

          Major communications carriers would like to add IP-based switching technology to portions of their networks, but because of the immense investment that these companies have already made in their existing networks, they continue to retain extensive networks based on the older and less efficient circuit switching technology. The Company believes it is well positioned for the fundamental shift to the new technology because the company has no investment in, or commitment to, the older technology. Equally important, the Company plans to design the network to be upgradeable, so that it can evolve as the technology evolves.

          In March, 1999, the Company signed a service agreement with General Telecom, Inc., a Massachusetts corporation, which allows the Company to use General Telecom's telecommunications equipment for a one-year term, which is renewable for five additional one-year periods. The Company's fees will be based on usage volume and line types, with a minimum monthly payment of $6,500 per month.

          The Company executed an agreement with Level 3 Communications on

March 12, 1999. Under the agreement, Level 3 agreed to allow the Company to "co-locate" its internet access equipment and switches in Level 3's switching centers in all 50 states and use Level 3's state of the art fiber optic network. This allows the Company to place its telecommunications equipment in Level 3's co-location cabinets and send voice and data traffic over the Internet without having to build a fiber optic network of its own. This will result in substantial cost savings to the Company. The agreement with Level 3 is for a term of three years; the Company pays a flat rate of $2,800 per month. See the Exhibit Index, Item 15 of this Registration Statement.

          On June 28, 1999, the Company and TeleHub Network Services Corporation, an Illinois corporation ("TeleHub"), entered into a Telecommunications Service Agreement and a Supplemental Service Agreement under which TeleHub agreed to provide certain telecommunications services for the Company to resell. These services include switched domestic and international outbound long distance telephone service; switched toll-free service; calling cards; and dedicated outbound and toll-free service. The per-minute rates for these services vary by geographic area and are set forth in an attachment to the Supplemental Service Agreement. Charges to the Company are due and payable within 30 days of the date of invoice. A late charge of 1-1/2% (or the maximum legal rate, if less) shall apply to any unpaid balance. TeleHub may also suspend or terminate the service or require additional security deposits if the Company does not make payments when due. See the Exhibit Index, Item 15 of this Registration Statement.

          The Company has also entered into a contract with Bell Atlantic Corporation giving the Company the right to terminate IP long distance and data traffic on Bell Atlantic's network. This strategic alliance will allow the Company to deliver IP telephony calls originating outside of Bell Atlantic's region through the Public Service Telephone Network ("PSTN") 24 hours per day, seven days per week, on Bell Atlantic's Termination Gateways. The agreement also allows the Company to sell wholesale termination on Bell Atlantic's lines to third parties and will make it possible for the Company's calls from anywhere in the world to be delivered to the Northeast Corridor of the United States via Bell Atlantic's IP telephony network. The Company is to pay all charges within 30 days of Bell Atlantic's invoice, with interest at a rate of 1.25% per month on all overdue balances. Bell Atlantic also reserves the right to terminate service, upon seven days' notice, if the Company becomes more than 30 days delinquent in its account. See the Exhibit Index,
Item 15 of this Registration Statement.

Acquisition Strategy
--------------------

          One of the Company's primary goals is to become a one-stop service provider for a variety of services. Management believes this can be established through an acquisition strategy which is intended to (i) enhance Company's sales force capability, (ii) broaden its service offerings, and
(iii) increase its customer base and revenue.

          As discussed in more detail under the heading "Long Distance Service," the Company has executed a letter of intent with Telenomics, Inc., and the holders of all of Telenomics' outstanding shares, whereby the Company agreed to acquire all of such shares in exchange for shares of the Company's common stock. However, there can be no assurance that any definitive acquisition agreement will be reached or that the Company will be able to identify any other attractive acquisition candidates in the future, that acquisitions pursued by the Company will be completed, or that, if completed, such acquisitions will be beneficial to the Company.

     Competitive Business Conditions
     -------------------------------

          The communications and information services industry is highly competitive. Many of the Company's existing and potential competitors have financial, personnel, marketing and other resources significantly greater than those of the Company, as well as other competitive advantages including customer bases.

          The Company is subject to significant competition from other entities engaged in the telecommunications industry. The Company's principal competitors include Level 3, IDT, Delta 3 and USA Talks, of which the first three are national and the last is regional. All of these entities possess significantly greater financial, sales and marketing, personnel and other resources than those of the Company and may be able to grow at a more rapid rate or more profitably as a result. Management of the Company believes that industry competition will be increased by recent and possibly future consolidation in the telecommunications industry.

          The long distance telecommunications industry is significantly influenced by the marketing and pricing activities of the major industry participants, including AT&T, MCI/WorldCom, and Sprint. While the Company believes that AT&T, MCI/WorldCom and Sprint historically have chosen not to concentrate their direct sales efforts on small to medium sized businesses, these carriers control approximately 85% of that market. Moreover, AT&T, MCI/WorldCom and Sprint have recently introduced new service and pricing options that are attractive to smaller commercial users, and there can be no assurance that they will not market to these customers more aggressively in the future. AT&T and, as an interim measure, the structurally separate interexchange affiliates of the seven regional Bell operating companies ("RBOCs") have recently been reclassified as non dominant carriers and, accordingly, have the same flexibility as the Company in meeting competition by modifying rates and service offerings without pricing constraints or extended waiting periods. These reclassifications may make it more difficult for the Company to compete for long distance customers. In addition, a significant number of large regional long distance carriers and new entrants in the industry compete directly with the Company by concentrating their marketing and direct sales efforts on small to medium sized commercial users. Activities by competitors include, among other things, national advertising campaigns, telemarketing programs and the use of cash to contribute to significant customer attrition in the long distance industry.

          The Company will contract for call transmission over networks operated by suppliers who may also be the Company's competitors. Both the interexchange carriers ("IXCs", i.e., telecommunications companies that provide telecommunications services between local exchanges on an interstate or intrastate basis) and local exchange carriers ("LECs", i.e., telecommunications companies that provide telecommunications services in a geographic area in which calls generally are transmitted without toll charges) that will be providing transmission services for the Company have access to information concerning the Company's customers for which they provide the actual call transmission. Because these IXCs and LECs are potential competitors of the Company, they could use information about the Company's customers, such as their calling volume and patterns of use, to their advantage in attempts to gain such customers' business. The Telecommunications Act, which became law in 1996, has strengthened the rules which govern the privacy of customer proprietary information by expressly prohibiting telecommunications carriers which receive proprietary information from resale carriers for purposes of providing telecommunications services to those resale carriers from using such information for their own marketing purposes. In addition, the Company's future success will depend, in part, on its ability to continue to buy transmission services and access from these carriers at a significant discount below the rates these carriers otherwise make available to the Company's targeted customers.

          Regulatory trends have had, and may have in the future, a significant impact on competition in the telecommunications industry. As a result of the recently enacted Telecommunications Act, the RBOCs are now permitted to provide, and are providing or have announced their intention to provide, long distance service originating (or in the case of "800" service, terminating) outside their local service areas or offered in conjunction with other ancillary services, including wireless services. Following application to and upon a finding by the Federal Communications Commission (the "FCC") that an RBOC faces facilities based competition and has satisfied a congressionally mandated "competitive checklist" of interconnection and access obligations, an RBOC can provide long distance service within its local service area. The entry of these well-capitalized and well known entities into the long distance service market could significantly alter the competitive environment in which the Company operates.

          The Telecommunications Act also removes all legal barriers to competitive entry into the local telecommunications market and directs incumbent local exchange carriers ("ILECs", i.e., companies historically providing local telephone service) to allow competing telecommunications service providers (of which the Company will be one) to interconnect their facilities with the local exchange network, to acquire network components on an unbundled basis and to resell local telecommunications services. Moreover, the Telecommunications Act seeks to facilitate the development of local telecommunications competition by requiring ILECs, among other things, to allow end users to retain their telephone numbers when changing service providers and to place short haul toll calls without dialing lengthy access codes. In response to these regulatory changes, MCI/WorldCom and AT&T have each announced their intention to enter the local telecommunication market, including MCI/WorldCom's announcement that it will invest more than $2.0 billion in fiber optic rings and local switching equipment in major metropolitan markets throughout the United States, and AT&T's announcement that it filed applications in all 50 states to provide local telecommunications services.

          While the Telecommunications Act opens new markets to the Company, the nature and value of the resultant business opportunities will be dependent in large part upon subsequent regulatory interpretation of the statute's requirements. The FCC has recently promulgated rules implementing the local competition provisions of the Telecommunications Act; each state must now individually adopt regulations applying the new national guidelines. The Company anticipates that ILECs will actively resist competitive entry into the local telecommunications market and will seek to undermine the operations and the service offerings of competitive providers, leaving carriers such as the Company which are dependent on ILECs for network services vulnerable to anti
competitive abuses.   No assurance can be given that the local competition
provisions of the Telecommunications Act will be implemented and enforced by federal and state regulators in a manner which will permit the Company to successfully compete in the local telecommunications market or that subsequent legislative and/or judicial actions will not adversely impact the Company's ability to do so. Moreover, federal and state regulators are likely to provide ILECs with increased pricing flexibility for their services as competition in the local market increases. If ILECs are allowed by regulators to lower their rates substantially, engage in excessive volume and term discount pricing practices for their customers, charge excessive fees for network interconnection or access to unbundled network elements, or decline to make services available for resale at wholesale rates, the ability of the Company to compete in the provision of local service could be materially and adversely affected.

Telecommunications Act
----------------------

          On February 8, 1996, Congress enacted the Telecommunications Act, which effected a sweeping overhaul of the Communications Act of 1934 (the "Communications Act"). In particular, the Telecommunications Act substantially governs telecommunications common carriers. The Telecommunications Act was intended by Congress to open telephone exchange service markets to full competition, to promote competitive development of new service offerings, to expand public availability of telecommunications services and to streamline regulation of the industry. The Telecommunications Act makes all state and local barriers to competition unlawful, prohibits state and local governments from enforcing any law, rule or legal requirement that prohibits or has the effect of prohibiting any person from providing interstate or intrastate telecommunications services and directs the FCC to conduct rulemaking proceedings on local competition and other related matters.

          Implementation of the provisions of the Telecommunications Act will be the task of the FCC, the state public utility commissions and a joint federal/state board. Much of the implementation of the Telecommunications Act must be completed in numerous rulemaking proceedings with short statutory deadlines. These proceedings are expected to address issues and proposals already before the FCC in pending rulemaking proceedings affecting the long distance industry as well as additional areas of telecommunications regulation not previously addressed by the FCC and the states. States retain jurisdiction under the Telecommunications Act to adopt laws necessary to preserve universal service, protect public safety and welfare, ensure the continued quality of telecommunications services and safeguard the rights of consumers.

          Some specific provisions of the Telecommunications Act which are expected to affect long distance service providers are summarized below:

          Expanded Interconnection Obligations. The Telecommunications Act establishes a general duty of all telecommunications carriers to interconnect with other carriers, directly or indirectly. The Telecommunications Act also contains a detailed list of requirements with respect to interconnection obligations, including resale, number portability, dialing parity, access to rights of way and reciprocal compensation.

          ILECs have additional obligations including: to negotiate in good faith; to provide for network interconnection at any technically feasible point on terms that are reasonable and non discriminatory; to provide non discriminatory access to facilities, equipment, features, functions and capabilities on an unbundled basis; to offer for resale at wholesale rates any service that ILECs provide on a retail basis; and to provide actual collocation of equipment necessary for interconnection or access. Collocation refers to the physical location of a telecommunication carrier's equipment in a local exchange carrier's premises to facilitate the interconnection of their switching routing equipment.

          The Telecommunications Act establishes a framework for state commissions to mediate and arbitrate negotiations between ILECs and carriers requesting interconnection services or network elements. The Telecommunications Act establishes deadlines, policy guidelines for state commission decision making and federal preemption in the event a state commission fails to act. While the FCC has recently promulgated rules implementing these provisions of the Telecommunications Act, the impact of these rules on the Company cannot be determined at this time.

          Provision of Interexchange Services.The Telecommunications Act eliminates the previous prohibition on RBOC provision of interexchange services originating (or in the case of "800" service, terminating) outside their local service areas and all interexchange services associated with the provision of most commercial mobile wireless services, including services originating within their local service areas.

          In addition, the Telecommunications Act allows RBOCs to provide landline interexchange services in the states in which they provide landline local exchange service; provided, however, that before engaging in landline long distance services in a state in which it provides landline local exchange service, an RBOC must (i) provide access and interconnection to one or more unaffiliated competing facilities based providers of telephone exchange service, unless after 10 months after enactment of the Telecommunications Act no such competing provider has requested such access and interconnection more than three months before the RBOC has applied for authority and (ii) demonstrate to the FCC its satisfaction of the Telecommunications Act's "competitive checklist."

          The specific interconnection requirements contained in the "competitive checklist" include network interconnection and unbundled access to network elements, including local loops, switching and transport; access to poles, ducts, conduits and rights of way owned or controlled by them; access to emergency 911, directory assistance, operator call completion and white pages; access to telephone numbers, databases and signaling for call routing and completion; availability of number portability; local dialing parity; reciprocal compensation arrangements; and resale opportunities.

          Review of Universal Service Requirements. The Telecommunications Act contemplates that interstate telecommunications providers will "make an equitable and non-discriminatory contribution" to support the cost of providing universal service, although the FCC can grant exemptions in certain circumstances. The FCC has promulgated rules to implement these provisions of the Telecommunications Act, and the outcome of such proceedings and its effect on the Company cannot be determined.

          Limitation on Joint Marketing of Local and Long Distance Services. Long distance providers that serve greater than five percent of pre-subscribed access lines in the United States (which includes the nation's three largest long distance providers) are precluded from jointly marketing local and long distance service until the RBOCs are permitted to enter the long distance market, or three years from the date of enactment of the Telecommunications Act, whichever is sooner. Management is informed and believes that this prohibition has been extended and is currently attempting to determine when it will expire.

          Deregulation. The FCC is authorized to forebear from applying any statutory or regulatory provision that is not necessary to keep telecommunications rates and terms reasonable or to protect consumers. A state may not apply a statutory or regulatory provision that the FCC decides to forbear from applying. In addition, the FCC must review its telecommunications regulations every two years and change any that are no longer necessary.

          The ability of the Company to compete effectively in this market will depend upon its ability to maintain high quality services at prices equal to or below those charged by its competitors.

          The communications and information services industry is subject to rapid and significant changes in technology. For instance, recent technological advances permit substantial increases in transmission capacity of both new and existing fiber, and the introduction of new products or emergence of new technologies may reduce the cost or increase the supply of certain services similar to those which the Company plans on providing. Accordingly, in the future the Company's most significant competitors may be new entrants to the communications and information services industry, which are not burdened by an installed base of outmoded equipment.

     Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Payments or Labor Contracts
     ------------------

          The Company has trademarked its logo. The Company has no patents, licenses, franchises, concessions, royalty agreements or labor contracts.

     Need for Government Approval of Principal Products or Services
     --------------------------------------------------------------

          The Company's communications service business will be subject to varying degrees of federal, state, local and international regulation.

     Effect of Existing or Probable Governmental Regulations on Business
     -------------------------------------------------------------------

Regulatory Background
---------------------

          The existing domestic long distance telecommunications industry was principally shaped by a 1984 court decree (the "Decree") that required the divestiture by AT&T of its 22 Bell operating companies ("BOCs"), organized the BOCs under seven regional Bell operating companies ("RBOCs") and divided the country into some 200 Local Access Transport Areas or "LATAs." The incumbent local exchange carriers ("ILECs"), which include the seven RBOCs as well as independent local exchange carriers, were given the right to provide local telephone service, local access service to long distance carriers and intra LATA long distance service (long distance service within LATAs), but the RBOCs were prohibited from providing inter LATA service (service between LATAs).
The right to provide inter LATA service was given to AT&T and the other interexchange carriers ("IXC"). Conversely, IXCs were prohibited from providing local telephone service.

          A typical inter LATA long distance telephone call begins with the local exchange carrier ("LEC") transmitting the call by means of its local network to a point of connection with an IXC. The IXC, through its switching and transmission network, transmits the call to the LEC serving the area where the recipient of the call is located, and the receiving LEC then completes the call over its local facilities. For each long distance call, the originating LEC charges an access fee. The IXC also charges a fee for its transmission of the call, a portion of which consists of a terminating fee which is passed on to the LEC which delivers the call. To encourage the development of competition in the long distance market, the Decree required LECs to provide all IXCs with access to local exchange services "equal in type, quality and price" to that provided to AT&T. These so called "equal access" and related provisions were intended to prevent preferential treatment of AT&T. As a result of the Decree, customers of all long distance companies were eventually allowed to initiate their calls by utilizing simple "1 plus" dialing, rather than having to dial longer access or identification numbers and codes.

          The Telecommunications Act is expected to significantly alter the
telecommunications industry.   The Decree has been lifted and all restrictions
and obligations associated with the Decree have been eliminated by the new legislation. The seven RBOCs are now permitted to provide long distance service originating (or in the case of "800" service, terminating) outside their local service areas or offered in conjunction with other ancillary services, including wireless services. Following application to the FCC, and upon a finding by the FCC that an RBOC faces facilities based competition and has satisfied a congressionally mandated "competitive checklist" of interconnection and access obligations, an RBOC will be permitted to provide long distance service within its local service area, although in so doing, it will be subject to a variety of structural and nonstructural safeguards intended to minimize abuse of its market power in these local service areas. Having opened the interexchange market to RBOC entry, the Telecommunications Act also removes all legal barriers to competitive entry by interexchange and other carriers into the local telecommunications market and directs RBOCs to allow competing telecommunications service providers such as the Company to interconnect their facilities with the local exchange network, to acquire network components on an unbundled basis and to resell local telecommunications services. Moreover, the Telecommunications Act prevents IXCs that serve greater than five percent of pre-subscribed access lines in the U.S. (which includes the nation's three largest long distance providers) from jointly marketing their local and long distance services until the RBOCs have been permitted to enter the long distance market or for three years, whichever is sooner. This gives all other long distance providers (which the Company intends to be) a competitive advantage over the larger long distance providers in the newly opened local telecommunications market. As a result of the Telecommunications Act, long distance carriers will face significant new competition in the long distance telecommunications market, but will also be afforded significant new business opportunities in the local telecommunications market.

          Legislative, judicial and technological factors have helped to create the foundation for smaller long distance providers to emerge as legitimate alternatives to AT&T, MCI/MCIWorldCom and Sprint for long distance telecommunication services. The FCC has required that all IXCs allow the resale of their services, and the Decree substantially eliminated different access arrangements as distinguishing features among long distance carriers. In recent years, national and regional network providers have substantially upgraded the quality and capacity of their domestic long distance networks, resulting in significant excess transmission capacity for voice and data communications. The Company believes that, as a result of digital fiber optic technology, excess capacity has been, and will continue to be, an important factor in long distance telecommunications. As a consequence, not only have smaller long distance service providers received legal protection to compete with the network based carriers, they also represent a source of traffic to carriers with excess capacity. Thus, resellers have become an integral part of the long distance telecommunications industry.

Federal
-------

         The Company is classified by the FCC as a non-dominant carrier and therefore is subject to relaxed regulation. Historically, the FCC has generally either excused or presumed compliance by non dominant carriers with many of the statutory requirements and regulations to which dominant carriers are subject, including most reporting, accounting and record keeping obligations. However, a number of these requirements are imposed, at least in part, on non-dominant carriers whose annual operating revenues exceed $100
million.   The FCC retains the jurisdiction to impose fines or other penalties on, or to act upon complaints against, any common carrier, including non-dominant carriers, for failure to comply with its statutory or regulatory obligations. The FCC also has the authority to impose more stringent regulatory requirements on the Company and change its regulatory classification. In the current regulatory atmosphere, however, the Company believes that the FCC is unlikely to do so. Non dominant carriers are also subject to a variety of miscellaneous regulations that, for instance, dictate the materials required to document and the procedures necessary to verify a consumer's election to change its preferred long distance telephone provider, mandate disclosure of rate and other data associated with the provision of operator services and require contribution to a variety of FCC mandated funds and payment of various regulatory and other fees. There has generally been increased enforcement activity by the FCC and the states with respect to such regulations, particularly with respect to those regulations governing the verification of consumer elections to change long distance service providers.

          Among domestic carriers, only the ILECs are classified as dominant carriers, although ILECs currently would only be classified as dominant in their provision of long distance telecommunications services if they were to provide such services other than through structurally separate affiliates. As a consequence, the FCC regulates many of their rates, charges and services to a greater degree than the Company's, although the FCC is currently evaluating proposals to streamline and otherwise relax its regulation, the structurally separate inter-exchange affiliates of the RBOCs have recently been reclassified as non dominant carriers and, accordingly, have the same flexibility as the Company in meeting competition by modifying rates and service offerings without pricing constraints or extended waiting periods.
The impact on the Company of the reclassification of AT&T and the RBOC interchange affiliates as non dominant carriers cannot be determined at this time, but it could make it more difficult for the Company to compete for long distance customers.

          With the passage of the Telecommunications Act, the RBOCs are now free to offer local service outside their respective local telephone service areas as well as local service bundled with wireless, enhanced and other ancillary services. Following application to and upon a finding by the FCC that an RBOC faces facilities-based competition and has satisfied a congressionally mandated "competitive checklist" of interconnection and access obligations, the RBOC will be permitted to provide long distance service within its local service area, although in so doing, it will be subject to a variety of structural and nonstructural safeguards intended to minimize abuse of its market power in these local service areas. As a result of the removal of the legal barriers to competitive entry into the local market, long distance carriers like the Company will be allowed to compete with the RBOCs in the provision of local service. It is impossible to predict the impact of RBOC entry into the long distance telecommunications market on the Company's business and prospects, but it could make it more difficult for the Company to compete for long distance customers.

          The Company has all necessary authority to provide domestic interstate telecommunications services under current laws and regulations.
The Company has been granted authority by the FCC to provide international telecommunications services through the resale of switched services of U.S. facilities based carriers. The FCC reserves the right to condition, modify or revoke such international authority for violations of federal law or rules, as well as to approve assignments and transfers of control of such international authority. Both domestic and international non-dominant carriers must maintain tariffs on file with the FCC. Although the tariffs of non-dominant carriers, and the rates and charges they specify, are subject to FCC review, they are presumed to be lawful and are seldom contested. As a domestic non-dominant carrier, the Company is permitted to make tariff filings on a single day's notice and without cost support to justify specific rates. As an international non dominant carrier, the Company has always been required to include, and has included, detailed rate schedules in its international tariffs, but, as a result of recent FCC action, is now permitted to make tariff filings on a single day's notice. Prior to a 1995 court decision, Southwestern Bell v. FCC, 43 F.3rd 1515 (D.C.Cir. 1995), domestic non dominant carriers were permitted by the FCC to charge a "reasonable range of rates" instead of the detailed schedules of individual charges required of dominant carriers. In reliance on the FCC's past practice of allowing relaxed tariff filing requirements for non dominant domestic carriers, the Company and most of its competitors did not maintain detailed rate schedules for domestic offerings in their tariffs. Until the two year statute of limitation expires, the Company could be held liable for damages for its failure to do so, although it believes that such an outcome is highly unlikely and would not have a material adverse effect on the Company's operations.

          To date, the FCC has exercised its regulatory authority to set rates only with respect to the rates of dominant carriers, and it has increasingly relaxed its control in this area. Thus, the FCC does not regulate the rates of the Company or any other long distance telecommunications provider, including AT&T, although it would regulate the rates charged by any ILEC that elected to provide interexchange services other than through a structurally separate affiliate. While the FCC continues to cap the prices that determine interstate calls, it has afforded the ILECs a modicum of geographically restricted pricing flexibility when they face competition in a given market. The FCC has indicated that it will initiate in the near future a comprehensive review of its access charge structure, evaluating embedded costs and subsidies
that produce current access charge levels.   The FCC is currently conducting a
rulemaking procedure to implement the universal service provisions of the Telecommunications Act and will be determining in that proceeding the contributions that telecommunications companies such as the Company will be required to make to support universal service. The FCC also has recently completed a rulemaking proceeding to implement the local competition provisions of the Telecommunications Act. In that proceeding, the FCC has set forth comprehensive national rules and guidelines for states and local competitors to follow that, among other things, govern the interconnection obligations among telecommunications carriers, including interconnection with the local exchange network, and access to a minimum set of unbundled network elements, as required by the Act. The FCC also has set forth pricing methodologies for both the FCC and the states to follow in implementing the

Telecommunications Act's requirement that interconnection and access to unbundled network elements be made available by ILECs at cost-based rates with a reasonable profit.

          The FCC-styled "trilogy" of access charge reform, universal service and local competition proceedings comprise the FCC's effort to respond to the Telecommunications Act's goal of transitioning telecommunications markets to full competition. The FCC does not expect this framework to be complete until state public service commissions complete their own efforts to implement and supplement the Telecommunications Act's provisions. Until the FCC's "trilogy" of proceedings is completed, and until such state actions are taken, the impact of the FCC's arrangements or access charge obligations, or more broadly, on the Company's operations in general, cannot be determined at this time.

          The Telecommunications Act grants the FCC authority to forbear from applying any statutory requirement or regulation to classes of carriers or services upon a determination that such application is unnecessary and no longer in the public interest. Utilizing this newly granted authority, the FCC has already reduced, and has proposed further reductions in, its regulation of non dominant IXCs such as the Company. Among other things, the FCC has proposed "mandatory de-tariffing" for the domestic offerings of non-dominant IXCs. This proposed rule, if adopted, would not only relieve the Company of its obligation to file tariffs applicable to its domestic interexchange offerings, but would prohibit all non dominant IXCs, including AT&T, Sprint and MCI/WorldComm, from filing such tariffs. The magnitude of the impact on the Company of mandatory de-tariffing of its principal suppliers and competitors cannot be determined at this time, although such an action would, if adopted, render enforcement of the FCC's resale and nondiscrimination requirements more difficult.

State
-----

          The Company's intrastate long distance telecommunications operations are also subject to various state laws and regulations, including initial certification, registration and/or notification, as well as various tariffing and reporting requirements. The Company is certified in 23 states and is going through the certification process in the remaining 27 states. The Company intends to continuously monitor regulatory developments in all 50
states and intends to obtain licenses wherever feasible.   Once it becomes
certified, the Company will have to file an annual statement with each state's Public Utilities Commission.

     Research and Development
     ------------------------

          Other than developing and expanding its telecommunications network, the Company does not intend to undertake any activities that may be characterized as research and development. The Company has not incurred any research and development expenses since its inception.

     Number of Employees
     -------------------

          The Company presently employs seven full-time employees and no part-time employees. During the next 12 months, management intends to hire up to 33 additional employees, subject to receipt of sufficient revenues to pay them.

Item 2.  Management's Discussion and Analysis or Plan of Operation.
-------------------------------------------------------------------

Plan of Operations.
-------------------

          The Company began actively marketing in April, 1999. It is anticipated that it will produce approximately $4,390,000 in revenue in the 1999 fiscal year and approximately $12,762,000 in fiscal 2000. Gross profit would be approximately $175,394, and $3,185,280, respectively. In the next 12 months, the Company intends to employ 10 IP Gateways throughout the western United States in order to transport long-haul Voice Over the Internet traffic ("VOIP," i.e., long distance voice traffic transported as digital electronic data packets over the internet), both domestically and internationally. The Company's financing requirements in this regard are discussed under the heading "Liquidity," below.

          As discussed under the heading "Internet Protocol Network," the Company's Strategic Partnership Agreements with Bell Atlantic and Level 3 Communications allow it to collocate its Gateway equipment and terminate traffic in areas that the Company has not or does not intend to locate Gateways. The Company has very actively begun to employ its Affinity Group Marketing strategy and has contracted with three of its seven targeted groups; it is negotiating with the remaining four. The total membership population of the Company's seven targeted groups is over 40 million. Management expects that its marketing efforts will be financed through its proposed fundraising, as discussed under the heading "Liquidity," below.

          The three groups with which the Company has contracted are: the Tailhook Association; Miles Ahead Ministries; and the Marine Corps Reserve Officers Association. Each agreement requires each group to forward a marketing piece to its members; the marketing pieces will recommend a telecommunications plan to the members, which will include long distance, toll free service, paging, cellular service, internet access, pre-paid and regular calling cards and other telecommunications services. The Company will provide each group with a billing summary of all participants' accounts each month and pay each group a percentage of each participant's net telephone bill. The contracts will be in place for periods of time ranging from 12 months to 36 months, with each group having an option to renew for an additional term.

          The Company also intends to build a captive agent network for direct marketing purposes to supplement its Affinity Group Marketing programs. The Company has retained the Southwestern Companies to conduct door-to-door residential solicitation of new customers. These operations began on October 3, 1999. The Company has also begun its telemarketing efforts, which entail contacting members of the Marine Corps Reserve Officers Association and the Tailhook Association. The Southwestern Companies are entitled to a commission of 20% of gross sales from its efforts. As of the date of this Registration Statement, the Company and the Southwestern Companies do not have a written contract.

          Management is also seeking viable acquisition candidates. Several synergistic targets have been identified and initial contacts are being made. The Company intends to make acquisitions that will allow it to offer value-added services and products to its customer base. There can be no assurance that the Company will be successful in locating and completing the acquisition of any suitable candidate. Even if the Company is successful in this regard, it can provide no assurance that any acquisition will be profitable.

          The Company's projections are based on the following assumptions and limitations:

          The Company's business plan details a stair step process whereby it will lease telecommunications services that can be marketed directly to its primary affinity groups. The Company currently has contracts with three of the seven affinity organizations originally targeted. The combined membership of the three contracted affinity groups is 25,000 members. The Company has just begun contacting affinity group members and is realizing a 38% acceptance rate. This acceptance rate substantially exceeds the 12.5% rate detailed in the business plan. The Company is currently in contract discussions with three more affinity groups. It is anticipated that all seven groups will be contracted by year end, although the Company can make no assurances in this regard. The total membership of the seven affinity groups is 40,000,000 members. The Company believes this population and its current acceptance rate should provide the revenues detailed in the projections. Additionally, the affinity group marketing plan is only one of several currently being test marketed.

          The second revenue source detailed is the wholesaling of telecommunications services. The Company is buying international telecommunication services from Flat Rate Communications and selling these services to LD Exchange.Com, Inc. The Company is currently pursuing other wholesale agreements as well. The profit margin is 3% to 4% on the wholesaling of telecommunications services.

          Management projects that 1999 revenues from its affinity group program will total $90,000, with revenues from its wholesaling operations totaling $4,300,000. For the 2000 fiscal year, management projects these revenues to be $6,762,000 and $6,000,000, respectively.

          In arriving at its revenue projections for its affinity groups program, the Company assumes that on average each residential customer will use approximately 200 minutes per month at a cost to the customer of approximately $0.10 per minute, and that the number of residential customers will increase from approximately 600 in September, 1999, to approximately 60,300 in December, 2000.

          The cost of goods sold currently reflects the cost of a leased network whereby the Company can transmit customer calls. The cost of goods reflects the use of the telephone lines, billing and collections and customer service. The rate used in the projections to reflect these costs is $0.07. To control cost, the Company has entered into subcontract arrangements to facilitate billing and collections and customer service. These costs are a calculation of the services provided. As such they are a true marginal cost.

          The Company's projections for its wholesaling operations assume volume of 2,000,000 monthly minutes through December 2000, at an average rate of $0.25 per minute. Projected cost of goods sold will be $0.25 per minute through December 2000.

          The Company has commenced the development of its own Internet Protocol Network. It is anticipated that the planned network will be operational by early 2000. With this network in place, the Company will have control of its pricing for the transmission of telecommunications services. The projection reflects a modest decrease in the cost of goods sold when the network is operational. The Company believes the reduction of cost will be more substantial but is reflecting a modest reduction to be conservative.

          The Company's selling, general and administrative costs will be reduced by management's intentions to subcontract significant services such as billing and collections and customer service. The fundamental costs will be
1)the maintenance of the Company's own Internet Protocol Network and 2)the marketing to and maintenance of affinity group relationships. The projections reflect a management group that is primarily marketing driven and that will target and service National Affinity Groups. The remainder of management will monitor the subcontractor relationships to maintain the quality of service the Company intends to provide.

          The telecommunication industry holds a certain amount of risk due to the highly competitive nature of the industry and capital required. The reason the Company is building its own IP Network is to be in control of its destiny with regard to price competition. To build this network the Company has sought out the technology that is compatible with internet requirements. The Company currently has agreements to provide sufficient funding in the short term. The company is currently negotiating with Schwartz Institutional Finance, National Capital and Capital Growth Planning to provide the long term resources necessary to complete the Internet Protocol Network and the infrastructure required to support the Company's planned customer base.

          The foregoing contains "forward-looking" statements and information, all of which is modified by reference to the caption "Risk Factors," Item 1. Actual results may differ materially from those projected in such forward-looking statements and there is no assurance that the projected results will be obtained.

Results of Operations.
---------------------

          The Company has undergone significant changes since its
incorporation on June 13,1996.   The fiscal year ended December 31, 1996
represented a period of time where the Company was first founded and the basic business plan was being developed.

          The fiscal year ended December 31, 1997 brought about the first revenues the Company. These revenues were commissions earned as a result of the company entering the telecommunications marketplace as an agent for other communications companies. The two principal communications companies the company served as an agent were Eagle InterCommunications, Inc. and TTI. The Company began pursuing this revenue stream initially as it allowed the Company to earn some revenue while it began to implement its business plan. The business plan calls for a stair step approach to build the Company into a telecommunications company with its own Internet Protocol Network. The fiscal year ended December 31, 1998 resulted in the same type of agent commission income.

          Commission income decreased from $25,962 in fiscal 1997 to $16,004 in fiscal 1998. The reason this commission revenue decreased was that management was focusing on implementing the next steps in the business plan. The next steps in the business plan include becoming a wholesaler of telecommunications services, direct selling of telecommunication services to be transmitted over a leased network, and ultimately the selling of communications services transmitted over its own Internet Protocol Network. The commission income was pursued only as a revenue source during this
beginning period.   Management did not see this revenue source as a key
component of the future revenues of the Company.

          Beginning in March of 1999, the Company began wholesaling, which was the next step in building its revenue stream. The Profit and Loss statement for the six month period ended June 30, 1999 shows revenues from wholesaling of $1,300,927 and cost of goods sold from wholesaling of $1,269,143. The company is buying international telecommunication services from Flat Rate Communications and selling these services to LD Exchange.Com, Inc. The Company is currently pursing other wholesale agreements.

          The financial statements for Fiscal 1996 reflect the initial capitalization of the company along with minimal expenses for start up costs, office rent and utilities. During fiscal 1997 and 1998 the operating expenses of the company reflect the implementation of the business plan by management. One charge to earnings that is substantial is the issuance of stock for services totaling $512,718 during fiscal 1998. The charge related to the issuance of stock for services during fiscal 1997 was $10,000. The other operating expenses relate to rent, travel, insurance, legal, general office expenses and utilities. The selling costs during the periods discussed relate principally to commissions that are paid to the Company's agents for the acquisition of the commission income.

          The Company's fiscal 1999 financial statements reflect the same basic categories of expenses as in prior periods. As of the six-month period ended June 30, 1999 the company has a charge to earnings of $1,121,500 for stock issued for services. During 1999, the Company began paying salaries to management. Additionally the Company has begun to increase personnel. Other significant cost categories are travel, legal, and marketing. These costs have been incurred to progress the items in the following paragraph.

          The future financial condition of the Company is grounded in the progress it has made to date with its business plan. The wholesaling business has begun and will be a continuing source of revenue for the Company into the future. The completion of agreements with companies such as Level 3 and Bell Atlantic allows the Company to currently market telecommunications services to its three existing affinity marketing groups as well as the general public. During this time period, the Company has entered into an agreement with Capital Growth Resources to raise $5,000,000 in a private placement of restricted securities to complete its Internet Protocol Network and provide additional working capital.

          The Company has designed its business plan to outsource a significant portion of the services required to service future customers. As such, the Company will be able to show substantial control over its overhead costs. The key services that are currently outsourced are billing of residential customers and customer service.

Liquidity.
----------

          The Company's current cash reserves are not sufficient to complete its business plan. The Company does have sufficient resources in the short term. On a long term basis, the Company is negotiating agreements with Swartz Private Equity, LLC; Oxford International and Capital Growth Planning to provide at least $5,000,000 in a private placement of restricted securities to complete its Internet Protocol Network and provide additional working capital. The Company is forecasting a net loss before taxes of $753,314 for fiscal 1999.

          The Company's cash reserves and accounts receivable net of accounts payable as of June 30, 1999 was $591,708. Accordingly, the Company does have sufficient resources in the short term to maintain its operations.

          As stated above, the Company is currently negotiating additional funding of at least $5,000,000 to be used for capital equipment and working capital.

          The capital equipment is comprised of IP Gateways, which will be purchased during November 1999. This equipment purchase will allow the Company to complete its Internet Protocol Network. Each gateway is anticipated to cost $250,000. Upon completion, the gateways will have to be certified by regulatory authorities. This certification process will cost the Company approximately $200,000. The personnel required to maintain the network will cost the company $500,000 annually.

          The Company will use the balance ($2,300,000) of the funds currently being negotiated as working capital and for strategic acquisitions yet to be identified.

          Net revenues from inception have been a relatively small component of the Company's liquidity.

          Fiscal 1996          $0
          Fiscal 1997           25,962
          Fiscal 1998           16,004
          Six months ended
          June 30, 1999         45,797

          During fiscal 1997, the capital requirements of the Company were not significant. The funds required were for office expenses, travel and legal fees. At this time the company was negotiating agreements with affinity marketing groups and arranging a leased network that would transmit telecommunications services.

          In order to implement its business plan, the Company required additional capital resources. Accordingly, the Company commenced an offering of securities pursuant to Rule 504 of Regulation D of the Securities and Exchange Commission in late 1997. This offering consisted of 125,000 units, with each unit including one share of common stock and three warrants to purchase a total of three additional shares of common stock at $2.00 each. In 1998, the Company raised $250,000 from this offering. Additionally the company raised $16,492 in a transaction believed to be exempt from registration under Section 4(2) of the Securities Act. This capital, along with a loan of $12,700 from the President of the Company provided the working capital required.

          During fiscal 1998, the capital requirements of the Company began to increase as the company progressed with its business plan. The capital to meet these commitments was provided principally by the offering under Rule 504 of the Securities and Exchange Commission, as discussed above. A second offering under Rule 504, consisting of 350,000 shares of common stock at a purchase price of $0.13 per share was made available in March, 1998. All 350,000 shares were sold under this offering, for gross proceeds of $45,500. These funds provided the company the resources necessary during fiscal 1998. Stock issued for services such as consulting and business development, less the amount charged to equity because the charges related to fundraising, totaled $542,718.

          As of June 30, 1999 each of the offerings under Rule 504 were fully subscribed and warrants issued under the Company's first offering were exercised in exchange for $737,100. Additional "unregistered" and "restricted" shares were sold to qualified investors. The total raised during this period was $907,400. Stock was also issued for services during this period. The stock issued for services was compensation for consulting and business development services. The equipment purchased of $33,979 is required for the Company to build its Internet Protocol Network. The substantial increase in both accounts receivable and accounts payable is directly attributable to the implementation of the wholesaling business.

          Revenues during the calendar year ended December 31, 1998, totaled $16,004, as compared to $25,962 in the calendar year ended December 31, 1997. Net loss for these periods were $730,241 and $72,405, respectively. The increased loss in the 1998 calendar year was due principally to increased general and administrative expenses of $716,479.

         The ability to complete the IP Gateway construction and employ marketing executives to service the Affinity Groups depends on the Company's success in obtaining adequate financing. The Company has signed a letter of intent for a $20 million equity line with Swartz Institutional Finance.

          The Swartz letter of intent provides for Swartz to purchase $20 million of the Company's common stock at 91% of the market price, and to sell the shares by prospectus under applicable provisions of Regulation D of the Securities and Exchange Commission. The parties may agree to increase the amount purchased to $40 million.

          Subject to an effective registration statement, for the first 36 months after Swartz' execution of a subscription agreement for the shares, the Company shall have the right to put to Swartz up to $3 million of its common stock. For each put, Swartz will receive an option to purchase 7% of the number of shares purchased under the put at 115% of the market price for the Company's common stock. As consideration for its commitment, subject to execution of a definitive agreement, Swartz is to receive a warrant to purchase 220,000 shares of the Company's common stock at the lesser of the market price on the date of the execution of the letter of intent (July 8, 1999) or the market price on the day that the parties sign the closing documents relating to the equity line transaction. Swartz has agreed not to exercise the warrant for a period of six months from July 8, 1999, unless the Company is purchased during that period. On each anniversary of the equity line term, the Company is to issue additional warrants to Swartz such that the total number of warrants issued to Swartz will equal 4.3% of the fully diluted shares of the Company on such date.

          Upon execution of an investment agreement and associated closing documents, Swartz is to receive $25,000 to cover its legal and due diligence expenses associated with the transaction. If the Company does not put to Swartz $1 million during each six month period of the equity line term, it is to pay Swartz a "non-usage fee" of $100,000 minus 10% of the dollar amount put to Swartz during that six month period. All warrants issued to Swartz are to have piggyback registration rights, reset provisions, will be non-dilutive due to reverse stock splits and are to have a five-year term. There can be no assurance that the Company will enter into any definitive agreement with Swartz. A copy of the letter of intent with Swartz is attached hereto and incorporated herein by reference.

           The Company is in negotiations with Oxford International for a $5 million equity financing under which Oxford would use its best efforts to raise such funding under Regulation A of the Securities and Exchange Commission. The Company would be required to pay (i) an engagement fee of $25,000; (ii) a consulting fee of 4% of the gross proceeds of any financing and 1% of the stock of the offering; and (iii) a sales commission equal to 5% of the gross proceeds of the offering. The parties have not entered into any letter of intent or binding agreement with respect to this fundraising. There can be no assurance that any such agreement will be reached or that, any such agreement will be on the terms set forth above.

          The Company is also negotiating a loan of approximately $8,200,000 with Braveheart, Inc., a Delaware corporation, at a rate of 3% simple interest per annum, and with the loan to be secured by shares of the Company's common stock. In addition, the Company is in discussions with Capital Growth Planning for a potential equity financing of approximately $5,000,000, to be preceded by a bridge loan of $400,000 at 14% per annum, payable in six months. However, the Company has not entered into any definitive agreements with either of these entities and there can be no assurance that any such agreements will be completed or that they will be entered into on the terms set forth above.

          The proceeds from the Company's anticipated fundraising efforts will allow it to build out its IP Network and build infrastructure to manage it, and to market the Company's services. The Company believes that the net proceeds from its previous financings, as discussed above, will allow the Company to carry on operations until the above-referenced financings are complete.

     Year 2000
     ---------

          The Company uses a 16-line Triad System Star Plus Modavi, which is a digital telecommunications system that can be used for both voice and data.
In addition, the Company uses Dell personal computers in its office. It has determined that both its telecommunications system and its personal computer system are Year 2000 compliant.

          The Company's system vendors have given verbal assurance that their systems are Year 2000 compliant. System vendors for the Company's IP telephony operations are Cisco and Inter-Tel, both of which NASDAQ listed firms. None of the Company's IP telephony systems are main frame based; they are PC based. The two digit date problem is not a PC issue per se, and if it is a PC issue it is resolved at little cost by readjusting the Bios inherent in the PC motherboard.

          Level 3 Communications and MCI/WorldComm are other providers. Both of these companies have given the Company verbal assurances that they are in Year 2000 compliance.

          The worst case scenario, as management sees it, is that the power grid could fail and the Company's telephony systems would not have power. This has been resolved by Level3 and MCI/World Com by diesel powered back up generator systems that are in stand-by mode ready to supply power to the telephony systems in case of short term power failure. These backup power generating systems have the capability to sustain power generation for long periods of time as long as fuel is available. A considerable amount of diesel fuel is stored at both Level 3 and MCI/WorldComm facilities. The Company's contingency plan is to continue to monitor the backup power systems at the switching sites along with monitoring the diesel fuel supplies.

Item 3.  Description of Property.
---------------------------------

          The Company leases its principal executive offices, which are located at 4275 Executive Square, Suite 510, La Jolla, California. These offices consist of approximately 1500 square feet of office space. Rent obligations are $2,525 per month. The lease will expire on December 31, 1999, but the Company has an option to renew it for an additional one-year term, on the same terms and conditions as the existing lease. Management is currently seeking a larger facility and does not expect to renew its existing lease.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.
------------------------------------------------------------------------

          The following table sets forth the share holdings of the Company's directors and executive officers and those persons who own more than five percent of the Company's common stock as of the date hereof. Information regarding the capacities in which each director and executive officer serves for the Company is contained in Item 5.

                      Number of Shares           Percentage
Name and Address     Beneficially Owned           of Class(1)
----------------     ------------------           --------

6M Family Trust (1)        582,000                   17.1%
4275 Executive Square
Suite 510
La Jolla, California
92037

Paul J. Mills              385,000 (2)               11.3%
4275 Executive Square
Suite 510
La Jolla, California
92037

John E. Jordan               25,000 (3)               0.7%
4275 Executive Square
Suite 510
La Jolla, California
92037

James D. Boring                  -0-                   -0-

                                    33


4275 Executive Square
Suite 510
La Jolla, California
92037


          (1) The 6M Family Trust is controlled by the family of the Company's President, Richard D. Mangiarelli.

          (2) A total of 190,000 of these shares are held of record by Mr. Mills' adult children; Mr. Mills may be deemed to have voting control over these shares.

          (3) These shares are held of record by Jordan Family Trust, which is controlled by Mr. Jordan.

Changes in Control.
-------------------

          On July 19, 1999, the Roman J. Kownacki, M.D. Pension Fund; and Roman J. Kownacki and Mary Jean Kownacki, as Trustees of the Kownacki Family Trust dated February 8, 1972 (collectively, "Kownacki"), filed a Complaint for Judgment Debtor's Interest in Property or Debt to Satisfy Money Judgment in the Superior Court of the State of California for the County of San Diego (the "Complaint"). The case was designated Case No. EC18601.

          The Complaint sought (i) a declaration that Company securities held directly or beneficially by the Company's President, Richard D. Mangiarelli, are the property of Kownacki; (ii) an order that the securities be delivered to the marshal of the County of San Diego for satisfaction of a judgment in the amount of $170,470.82 that Kownacki had obtained against Mr. Mangiarelli on May 28, 1997; (iii) an order to show cause why the Company should not be enjoined from transferring such securities to any person or otherwise disposing of the securities; (iv) a temporary restraining order and a preliminary injunction to that effect; and (v) Kownacki's costs of suit and attorney's fees and such other relief as the Court deemed proper.

          On August 5, 1999, the Court entered an Order (i) enjoining the Company, during the pendency of the action, from transferring to Mr. Mangiarelli, concealing, selling or otherwise changing the form of title on Mr. Mangiarelli's securities; (ii) requiring the Company to transfer all such securities in its possession to the Marshal of the County of San Diego upon demand, for application to the satisfaction of the judgment in favor of Kownacki; (iii) that the Company disclose the existence of the Order to anyone who inquires as to Mr. Mangiarelli's ownership interest in the Company's securities; (iv) not accept any lien or other encumbrance upon Mr. Mangiarelli's stock, options or right to exercise stock options or acquire shares as a condition to his employment with the Company; and (v) advise the Securities and Exchange Commission of the restrictions placed upon such stock on or before August 10, 1999.

          In the event that any shares that are beneficially owned by Mr. Mangiarelli are transferred to Kownacki, Kownacki would have the right to vote those shares at any meeting of the Company's stockholders. The Company has not received any indication of how Kownacki would vote the shares. However, management does not anticipate that any such transfer would effect a change in control of the Company, since Mr. Mangiarelli does not directly own any shares of the Company's common stock and the 6M Family Trust, which is controlled by Mr. Mangiarelli's family, owns only 17% of the Company's outstanding shares. Accordingly, management does not believe that such transfer would have any effect on its existing contracts or its future operations. Regardless of the outcome of this matter, Mr. Mangiarelli intends to remain as a director and executive officer of the Company and to continue with his present managerial responsibilities.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.
---------------------------------------------------------------------

Identification of Directors and Executive Officers.
---------------------------------------------------

          The following table sets forth the names of all current directors and executive officers of the Company. These persons will serve until the next annual meeting of the stockholders or until their successors are elected or appointed and qualified, or their prior resignations or terminations.

                                  Date of         Date of
                    Positions    Election or     Termination
Name                  Held       Designation   or Resignation
----                  ----       -----------   --------------
Richard D.            CEO             6/96            *
Mangiarelli           President       6/96            *
                      Director        6/96            *

Paul J. Mills         Chairman        6/96            *
                      Director        6/96            *
                      Secretary       6/96            *

John E. Jordan        Director        6/96            *


James D. Boring       Vice Pres.,     8/99            *
                      Operations


          * These persons presently serve in the capacities indicated.

Business Experience.
--------------------

          Richard D. Mangiarelli, Chief Executive Officer, President and Director. Mr. Mangiarelli is 59 years old. In 1985, he founded USA Energy Corporation, a licensed general and electrical contractor dedicated to energy conservation contracting. He was the Chief Operating Officer of Fulham Company, an electronic ballast manufacturer, from 1993 to 1995. Mr. Mangiarelli holds a BA degree from the University of Connecticut and an MBA degree from Pepperdine University. He is a licensed general contractor and licensed electrical contractor and is retired from the United States Marine Corps at the rank of Colonel.

          Paul J. Mills, Secretary and Chairman of the Board of Directors. Mr. Mills, age 77, has been a principal in Mills and Associates, a management and consulting firm since 1985. Prior thereto, he founded and served as president of a marketing company called Southwest Solar Products, Inc. from 1980 to 1986.

          John E. Jordan, Director. Mr. Jordan is 63 years of age. In 1959, he founded the Jordan Companies, a group of privately held, diversified companies engaged in energy related engineering, manufacturing and marketing activities, defense and aerospace consulting and international negotiations and representation. He has served as chief executive officer and president of these companies for over 20 years. Mr. Jordan is a graduate of Stanford University, the Marine Corps Command and Staff College, the National Defense University-Industrial College of the Armed Force program, the Naval War College, and served as an Officer in both the U.S. Air Force and the Marine Corps.

          James D. Boring, Vice President, Operations. Mr. Boring, age 52, is a 1971 graduate of Kansas State University. He has been actively involved in the telecommunications industry since 1983. Mr. Boring was employed by Access America Telemanagement, Inc., from 1990 to 1996, and served as Vice President of Field Operations for that company from 1991 to 1996. After a one-year sabbatical, Mr. Boring became President of Tritel Communications, LLC in June, 1997, and served in that capacity until February, 1999. At that time, Mr. Boring began working for the Company.

Significant Employees.
----------------------

          The Company does not currently have any employees who are not executive officers, but who are expected to make a significant contribution to its business.

Family Relationships.
---------------------

          There are no family relationships between any director or executive officer.

Involvement in Certain Legal Proceedings.
-----------------------------------------

          During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Company:

          (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

          (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

          (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

          (4) was found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6.  Executive Compensation.
--------------------------------

          The following table sets forth the aggregate compensation paid by the Company for services rendered during the periods indicated:

                         SUMMARY COMPENSATION TABLE

                           Long Term Compensation

                    Annual Compensation   Awards  Payouts

(a)             (b)   (c)   (d)   (e)   (f)   (g)   (h)    (i)

                                              Secur-
                                              ities        All
Name and   Year or               Other  Rest- Under- LTIP  Other
Principal  Period   Salary Bonus Annual rictedlying  Pay- Comp-
Position   Ended      ($)   ($)  Compen-Stock Optionsouts ensat'n
-----------------------------------------------------------------

Richard      12/31/97  -0-   -0-   -0-   -0-    -0-       -0-  -0-
Mangiarelli  12/31/98  -0-   -0-   -0-   -0-    -0-       -0-  -0-
CEO, Pres.    6/30/99 18,750 -0-   -0-   -0-    -0-       -0-  -0-
and Director

                                      37


Paul J.      12/31/97  -0-   -0-   -0-   -0-    -0-       -0-  -0-
Mills        12/31/98  -0-   -0-   -0-   -0-    -0-       -0-  -0-
Secretary     6/30/99  -0-   -0-   -0-   -0-    -0-       -0-  -0-
and Chairman

John E.      12/31/97  -0-   -0-   -0-   -0-    -0-       -0-  -0-
Jordan       12/31/98  -0-   -0-   -0-   -0-    -0-       -0-  -0-
Director      6/30/99  -0-   -0-   -0-   -0-    -0-       -0-  -0-

James D.     12/31/97  -0-   -0-   -0-   -0-    -0-       -0-  -0-
Boring       12/31/98  -0-   -0-   -0-   -0-    -0-       -0-  -0-
VP, Oper-     6/30/99 40,000 -0-   -0-   -0-    -0-       -0-  -0-
ations


          No cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to the Company's management during the year ended December 31, 1998, or the period ended March 31, 1999. In April, 1999, the Company began paying its Chief Executive Officer and President, Richard D. Mangiarelli, an annual salary of $75,000; as of June 30, 1999, Mr. Mangiarelli has been paid $18,750 in salary. James D. Boring was paid a monthly salary of $5,000 in February and March, 1999; this salary was increased to $6,000 per month in April, 1999.

          On May 11, 1998, the Company authorized the granting of options to Mr. Mangiarelli to purchase up to 1,500,000 shares of the Company's common stock. However, these options were deemed to be "non-qualified" for purposes of the Internal Revenue Code, and both the Company and Mr. Mangiarelli have determined that it would be in the best interests of the Company to rescind these options and adopt a "qualified" option plan for Mr. Mangiarelli in the future. As of the date of this Registration Statement, Mr. Mangiarelli does not have any options to purchase shares of the Company.

          The Board of Directors has informally determined to grant Mr. Mills an option to acquire 250,000 shares of the Company's common stock, subject to Mr. Mills' meeting certain performance criteria. The Board of Directors has determined to cancel these options and re-grant options pursuant to a "qualified" option plan in the future. As of the date of this Registration Statement, Mr. Mills does not have any options to purchase the Company's shares.

          In November 1996, the Board of Directors and majority stockholders of the Company adopted an employee stock option plan under which 125,000 shares of common stock have been reserved for issuance upon performance of as yet unspecified performance criteria. As of the date of this Registration Statement, no options have been granted pursuant to such plan and the Company has no present plans for the issuance thereof. The Company does not have a defined benefit plan or any retirement or long-term incentive plan.

          As of the date of this Registration Statement, the Company has not reduced its option arrangements to writing.

Compensation of Directors.
--------------------------

          There are no standard arrangements pursuant to which the Company's directors are compensated for any services provided as a director. No additional amounts are payable to the Company's directors for committee participation or special assignments.

Employment Contracts and Termination of Employment and Change in Control Arrangements.
-------------

          There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company, with respect to any director or executive officer of the Company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with the Company or its subsidiaries, any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

Item 7.  Certain Relationships and Related Transactions.
--------------------------------------------------------

          The only transactions between members of management, nominees to become a director or executive officer, 5% stockholders, or promoters or persons who may be deemed to be parents of the Company are:

          - On August 1, 1996, issued a total of 612,000 shares of the Company's common stock to the 6M Family Trust, which is controlled by Mr. Mangiarelli's family, in consideration of services valued at $12,250;

          - On August 1, 1996, issued a total of 612,000 shares of the Company's common stock to Paul J. Mills in consideration of services valued at $12,250;

          - Issued 90,000 shares of common stock to Paul J. Mills on June 1, 1997, for services valued at $180,000;

          - On September 28, 1998, issued a total of 25,000 shares of the Company's common stock to the Jordan Family Trust, which is controlled by John E. Jordan in consideration of services valued at $50,000; and

          - Issued 30,000 shares to the 6M Family Trust on March 29, 1999, in consideration of $3,900.

          See the caption "Security Ownership of Certain Beneficial Owners and Management" of this Registration Statement.

Item 8.  Legal Proceedings.
---------------------------

          The Company is a party to Case No. EC18601, which is pending in the Superior Court of the State of California for the County of San Diego. For a description of this proceeding, see the heading "Changes in Control" of the caption "Security Ownership of Certain Beneficial Owners and Management."

          To the knowledge of management, no federal, state or local governmental agency is presently contemplating any proceeding against the Company. No director, executive officer or other person who may be deemed to be an "affiliate" of the Company or owner of record or beneficially of more than five percent of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

Item 9. Market Price of and Dividends on the Company's Common Equity and Other Stockholder Matters.
--------------------------

Market Information.
-------------------

          Quotation of the Company's common stock on the OTC Bulletin Board of the NASD only commenced August 3, 1998; no assurance can be given that any established market for the Company's common stock will develop or be maintained. For any market that develops for the Company's common stock, the sale of "restricted securities" (common stock) pursuant to Rule 144 of the Securities and Exchange Commission by members of management or any other person to whom any such securities may be issued in the future may have a substantial adverse impact on any such public market. Information about the date when current holders' holding period of "restricted securities" commenced can be found under the caption "Recent Sales of Unregistered Securities," Item
10. A minimum holding period of one year is required for resales under Rule 144, along with other pertinent provisions, including publicly available information concerning the Company (this requirement will be satisfied by the filing and effectiveness of this Registration Statement, the passage of 90 days and the continued timely filing by the Company of all reports required to be filed by it with the Securities and Exchange Commission; limitations on the volume of "restricted securities" which can be sold in any 90 day period; the requirement of unsolicited broker's transactions; and the filing of a Notice of Sale on Form 144.

          The following quotations were provided by the National Quotations Bureau, LLC, and do not represent actual transactions; these quotations do not reflect dealer markups, markdowns or commissions.

                             STOCK QUOTATIONS*

                                               CLOSING BID

Quarter ended:                          High                Low
--------------                          ----                ---


                                    40







August 3, 1998                        2.125                 1.375
(first available date)to
September 30, 1998

December 31, 1998                     2                     1.01

March 31, 1999                        8.375                 1.65625

June 30, 1999                         6.1875                3.875


Holders.
--------

         The number of record holders of the Company's securities as of the date of this Registration Statement is approximately 143.

Dividends.
----------

         The Company has not declared any cash dividends with respect to its common stock or its preferred stock, and does not intend to declare dividends in the foreseeable future. The future dividend policy of the Company cannot be ascertained with any certainty, and if and until the Company completes any sales of its products, no such policy will be formulated. There are no material restrictions limiting, or that are likely to limit, the Company's ability to pay dividends on its securities.

Item 10.  Recent Sales of Unregistered Securities.
-------------------------------------------------


     Common Stock
     ------------
                       Date              Number of           Aggregate
     Name            Acquired             Shares           Consideration
     ----            --------            ---------         -------------


Founders              8/1/96              2,000,000         (1)

Subscribers of
offering under
Rule 504             (2)                    125,000 (3)     $250,000

Subscribers under    (4)                    350,000         $ 45,500
second Rule 504
offering

                                         41


Kaplan Trust          6/1/97                 50,000         $ 10,000

Paul Ferandell        6/1/97                 50,000         $ 25,000

Tony Cesare           6/1/97                 10,000         $  2,500

Four consultants     8/17/98                133,000         Services
                                                            valued at
                                                            $266,000 (5)

Jimmy Villalobos     8/17/98                  3,000         $    750

Daniel J. Sevier     8/17/98                  4,000         $  1,000

Five consultants     8/21/98                 36,800         Services
                                                            valued at
                                                            $73,600 (6)

Southwest Products  12/23/98                 25,000         $ 50,000

Southwest Products   1/21/99                 10,000         $ 20,000

Two consultants       2/2/99                  9,000         Services
                                                            valued at
                                                            $18,000 (7)
National Capital
Merc.                2/19/99                 16,000         $ 40,800

National Capital
Merc.                3/25/99                 20,000         $110,000

Rufus Young, Jr.     3/26/99                  3,300         Legal
                                                            services
                                                            valued at
                                                            $16,500

Jeffery Rush         4/20/99                 10,000         Services
                                                            valued at
                                                            $20,000
                                                            (Installation
                                                            of local area
                                                            network)

Telebil              4/20/99                100,000         Services
                                                            valued at
                                                            $200,000
                                                            (establishing
                                                            wholesale
                                                            division)

26 consultants       5/27/99                 97,400         Services
                                                            valued at
                                                            $194,800 (8)

Holders of warrants
issued under Rule
504 offering           (9)                  375,000         $737,100

Three consultants      (10)                 Warrants to     Services
                                            purchase        valued at
                                            195,077         $390,154 (11)
                                            shares

                                   42



          (1) Of this amount, a total of 1,783,000 were authorized for issuance on August 1,1996, and were issued on April 16, 1998, for a combination of cash and services.

          (2) Subscriptions under this offering were made at various times from January, 1998 through July, 1998.

          (3) This offering was of 125,000 units, at a price of $2.00 per unit. Each unit consisted of one share of the Company's common stock and warrants to purchase up to three additional shares at a price of $2.00 per share. As of the date of this Registration Statement, all or substantially all of these warrants have been exercised.

          (4) This offering was subscribed by various persons in March, 1998.

          (5) These services included preparation of the Company's Form 211;
              investment banking; and investor relations services.

          (6) These services included television and radio marketing and preparation of the Company's Form 211.

          (7) These services included telephone card marketing and television marketing.

          (8) These services included computer consulting; legal services;
              investment banking; marketing services; and capital raising.

          (9) These warrants were exercised over a period of time ranging from approximately February 19, 1999, to February 28, 1999.

         (10) These warrants were issued from June, 1997 to February, 1998.
              They expired on or about March 10, 1999.

         (11) These services included preparation of the Company's Form 211;
              investor relations; and investment banking.


         Management believes each of the foregoing persons or entities was either an "accredited investor," or "sophisticated investor" as defined in Rule 506 of Regulation D of the Securities and Exchange Commission. Each had access to all material information regarding the Company prior to the offer, sale or issuance of these "restricted securities." The Company believes these shares were exempt from the registration requirements of the Securities Act of 1933, as amended (the "1933 Act"), pursuant to Section 4(2) (with respect to all issuances other than issuances as part the Company's offerings under Rule
504) or 3(b) thereof (with respect to the issuances under the Rule 504 offerings).

          The Company has taken the following factors into account in determining the valuations of the above-referenced shares: (i) the fact that the shares are "restricted" (with the exception of the shares issued under Rule 504 of the Securities and Exchange Commission); (ii) the limited market for the Company's common stock on the OTC Bulletin Board of the NASD; (iii) the low book value per share ($0.038 at December 31, 1998); and (iv) the Company's history of limited revenues ($25,962 and $16,004 in 1997 and 1998, respectively).

Item 11.  Description of Securities.
-----------------------------------

     Common Stock
     ------------

          The Company has two classes of securities authorized, consisting of
(i) 20,000,000 shares of common voting stock having a par value of one mill ($0.001) per share; and (ii) 5,000,000 shares of preferred stock having a par value of one mill ($0.001) per share. The holders of the Company's common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders. The shares of common stock do not carry cumulative voting rights in the election of directors.

          The Company's preferred stock shall contain such rights and preferences as the Board of Directors may authorize. As of the date of this Registration Statement, the Board of Directors has not assigned any rights or preferences to the preferred stock and no shares of preferred stock have been issued.

          Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock carries no subscription or conversion rights. All shares of common stock now outstanding are fully paid and non-assessable.

          Outstanding Options, Warrants and Calls
          ---------------------------------------

          See the caption "Executive Compensation" of this Registration Statement for a description of all options to purchase shares of the Company's common stock. There are presently no outstanding warrants or calls.

          No Provisions Limiting Change of Control
          ----------------------------------------

          There is no provision in the Company's Articles of Incorporation or Bylaws that would delay, defer, or prevent a change in control of the Company.

Item 12.  Indemnification of Directors and Officers.
---------------------------------------------------

          Section 78.751(1) of the Nevada Revised Statutes ("NRS") authorizes a Nevada corporation to indemnify any director, officer, employee, or corporate agent "who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation" due to his or her corporate role. Section 78.751(1) extends this protection "against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful."

          Section 78.751(2) of the NRS also authorizes indemnification of the reasonable defense or settlement expenses of a corporate director, officer, employee or agent who is sued, or is threatened with a suit, by or in the right of the corporation. The party must have been acting in good faith and with the reasonable belief that his or her actions were not opposed to the corporation's best interests. Unless the court rules that the party is reasonably entitled to indemnification, the party seeking indemnification must not have been found liable to the corporation.

          To the extent that a corporate director, officer, employee, or agent is successful on the merits or otherwise in defending any action or proceeding referred to in Section 78.751(1) or 78.751(2), Section 78.751(3) of the NRS requires that he be indemnified "against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with the defense."

          Section 78.751 (4) of the NRS limits indemnification under Sections 78.751 (1) and 78.751(2) to situations in which either (1) the stockholders, (2)the majority of a disinterested quorum of directors, or (3) independent legal counsel determine that indemnification is proper under the circumstances.

          Pursuant to Section 78.751(5) of the NRS, the corporation may advance an officer's or director's expenses incurred in defending any action or proceeding upon receipt of an undertaking. Section 78.751(6)(a) provides that the rights to indemnification and advancement of expenses shall not be deemed exclusive of any other rights under any bylaw, agreement, stockholder vote or vote of disinterested directors. Section 78.751(6)(b) extends the rights to indemnification and advancement of expenses to former directors, officers, employees and agents, as well as their heirs, executors, and administrators.

          Regardless of whether a director, officer, employee or agent has the right to indemnity, Section 78.752 allows the corporation to purchase and maintain insurance on his behalf against liability resulting from his or her corporate role.

          Article IX of the Company's Articles of Incorporation limits the personal liability of a director or executive officer for damages for breach of fiduciary duty to acts or omissions involving intentional misconduct, fraud or a knowing violation of law. In addition, Article X provides for indemnification of the Company's directors and executive officers to substantially the same extent as the NRS. See the Exhibit Index, Item 15 of this Registration Statement.

Item 13.  Financial Statements and Supplementary Data.

                  CYBERTEL, COMMUNICATIONS CORP.

                       FINANCIAL STATEMENTS

                Two Years Ended December 31, 1998

                          June 23, 1999

                   INDEPENDENT AUDITORS' REPORT


To the Board of Directors
   Cybertel, Communications Corp.
   Las Vegas, Nevada

We have audited the accompanying balance sheet of Cybertel, Communications Corp. as of December 31, 1998, and the related statements of income, stockholders' equity and cash flows for the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cybertel, Communications Corp. as of December 31, 1998, and the results of its operations and its cash flows for the two years then ended.


MALONE & BAILEY, PLLC

June 23, 1999
Houston, Texas


                        CYBERTEL, COMMUNICATIONS CORP.
                               BALANCE SHEET
                             December 31, 1998
                    ASSETS
          Current Assets
            Cash                                                $   50,344
            Accounts receivable                                      1,278
            Subscriptions receivable                                34,500
               Total Current Assets                                 86,122

          Equipment, net of $2,612 accumulated depreciation          8,085
          Deposits                                                   4,500

          TOTAL ASSETS                                          $   98,707


               LIABILITIES & STOCKHOLDERS' EQUITY
          Current Liabilities
            Current portion of long-term debt                   $    2,554
            Accounts payable                                         2,241
            Accrued interest                                         1,673
            Loan from a founding stockholder                        12,700
               Total Current Liabilities                            19,168
          Long-term Debt                                             2,575
          Total Liabilities                                         21,743

          STOCKHOLDERS' EQUITY
            Preferred stock, no par value, 5,000,000 shares
              authorized, no shares issued or outstanding
            Common stock, $.001 par value, 20,000,000
              shares authorized, 2,806,659 shares
              issued and outstanding                                 2,807
            Paid in capital                                      1,626,813
            Stock subscriptions receivable                      (  113,500)
            Retained (deficit)                                  (1,439,156)
               TOTAL STOCKHOLDERS' EQUITY                           76,964

          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY            $   98,707

                    See accompanying accounting policies
                     and notes to financial statements.

                                           2

                  CYBERTEL, COMMUNICATIONS CORP.
                        INCOME STATEMENTS
          For the Years Ended December 31, 1998 and 1997
                                                1998            1997
Revenues                                     $    16,004      $  26,862

Operating Expenses
  Selling                                         26,657         12,851
  General and administrative
    - paid in cash                               174,661         74,275
    - paid in stock                              976,218        180,000
  Depreciation                                     2,400            212
  Interest (income)                               (1,553)        (  236)
  Interest expense                                 2,262            975

     Total Operating Expenses                  1,180,645        268,077

     NET INCOME (LOSS)                       $(1,164,641)     $(241,215)

Net (loss) per common share                       $(0.51)        $(0.13)

Weighted average common shares
  outstanding                                  2,298,053      1,858,025

               See accompanying accounting policies
                and notes to financial statements.
                                3

                      CYBERTEL, COMMUNICATIONS CORP.
                    STATEMENTS OF STOCKHOLDERS' EQUITY
              For the Years Ended December 31, 1998 and 1997
                                      Stock
                      Common Stock  Subscrip.  Paid in  Retained
                      Shares $      Receivable Capital  Deficit  Totals
Balances,
December 31, 1996   2,000,000 $2,000 $(3,900) $ 38,000  $( 33,300) $  2,800

Stock certificates
canceled            ( 558,500)  (559)  3,900   ( 3,341)

Cash contribution from
  founding shareholder                           8,702                8,702
Stock issued
  - for cash          134,550    135            81,465               81,600
  - less subscriptions
    rec.                             (25,000)                       (25,000)
  - for services      140,000    140           279,860              280,000
  - less costs of
    fundraising                               (100,000)            (100,000)

Net (loss)                                               (241,215) (241,215)

Balances,
December 31, 1997   1,716,050  1,716 (25,000)  304,686   (274,515)    6,887

Stock issued
  - for cash          393,750    394           376,606              377,000
  - less: subscriptions
    rec.                             (88,500)                       (88,500)
  - for services      696,859    697         1,393,021            1,393,718
  - less costs of
    fundraising
      - in cash paid                           (30,000)             (30,000)
      - in stock issued                       (417,500)            (417,500)

Net (loss)                                            (1,164,641)(1,164,641)

Balances,
December 31, 1998   2,806,659 $2,807$(113,500)$1,626,813$(1,439,156) $ 76,964

                   See accompanying accounting policies
                    and notes to financial statements.
                                     4

                  CYBERTEL, COMMUNICATIONS CORP.
                     STATEMENTS OF CASH FLOWS
          For the Years Ended December 31, 1998 and 1997
                                                        1998        1997
CASH FLOWS USED BY OPERATING ACTIVITIES
  Net income (loss)                                $(1,164,641)  $(241,215)
  Adjustments to reconcile net loss to net cash
    provided by operating activities:
    Depreciation                                         2,400         212
    Stock issued for services                        1,393,718     180,000
    Less:  amount charged to equity                 ( 417,500)
    Changes in
      Accounts receivable                               15,195    ( 16,473)
     Accounts payable                               (    1,477)      3,718
     Accrued interest                                      762         910

     NET CASH USED BY OPERATING ACTIVITIES          (  171,543)   ( 72,848)

CASH FLOWS USED BY INVESTING ACTIVITIES
  Purchase of equipment                             (    3,073)   (  7,624)
  Deposits acquired                                               (  4,500)

     NET CASH USED BY INVESTING ACTIVITIES          (    3,073)   ( 12,124)

CASH FLOWS FROM FINANCING ACTIVITIES
  Debt proceeds                                                      7,624
  Repayment of debt                                 (    2,127)   (    367)
  Loan from a shareholder                                           12,700
  Sales of common stock, net of
    costs of fundraising                               224,000      65,302


NET CASH FLOWS FROM FINANCING ACTIVITIES               221,873      85,259

     NET INCREASE IN CASH                               47,257         287

CASH BALANCES
     - Beginning of period                               3,087       2,800

     - End of period                               $    50,344   $   3,087



SUPPLEMENTAL DISCLOSURES
  Interest paid                                      $   1,500   $      64
  Income taxes paid                                          0           0

               See accompanying accounting policies
                and notes to financial statements.
                                5
NOTE 1 - ACCOUNTING POLICIES

Nature of Business. Cybertel, Communications Corp. ("Company") was incorporated in Nevada in June, 1996. The Company sells telecommunications services to commercial customers and began operations in 1997.

Estimates and assumptions. Preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses at the balance sheet date and for the period then ended. Actual results could differ from these estimates.

Revenue recognition occurred when commercial businesses are signed up with various commercial carriers, and incur long-distance bills. The Company earns a fractional portion of these charges as a referral fee. Beginning May 1999, the Company began purchasing time from carriers and reselling it to its customers.

Equipment is computer-related and is stated at cost. Depreciation is computed by the straight-line method using rates based on an estimated 3-year life of the related assets.

Income taxes are computed using the tax liability method of accounting, whereby deferred income taxes are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates that will be in effect when the differences reverse.

Loss per share is reported under Statement No. 128 of the Financial Accounting Standards Board ("FAS 128"). FAS 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share exclude any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share are very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented and, where appropriate, restated to conform to the FAS 128 requirement. For 1998, warrants outstanding are not included in the earnings calculation because their effect in a loss year would be antidilutive.


NOTE 2 - INSTALLMENT DEBT

The Company capitalized two equipment leases payable in 24 equal remaining installments of $246, beginning December 1997, using a 10% discount factor. The debt is secured by the equipment, valued at about $4,000. Total debt of $5,129 is due $2,554 in 1999 and $2,575 in 2000.


NOTE 3 - LOAN FROM A FOUNDING STOCKHOLDER

In 1997, a founding shareholder loaned $12,700 to the Company. This loan is repayable on demand, and bears no interest.

NOTE 4 - INCOME TAXES

As of December 31, 1998, the Company has approximately $0,000 in unused net operating loss carryforwards which expire in 2018.


NOTE 5 - COMMON STOCK

During 1998, the Company sold 393,750 shares of stock for $376,100 pursuant to a placement offering exempt from registration under Rule 504 of the Securities and Exchange Commission. Of this amount, $253,100 was collected during 1998 and another $34,500 was collected in 1999 prior to June 23, 1999, and is recorded as an asset "Subscriptions receivable." The $88,500 balance is shown as a reduction in Stockholders' Equity. The Company raised another $907,400 both through additional stock sales and through the exercise of warrants at $2 per share issued with the 1998 and 1999 stock sales through June 23, 1999 and services worth another $986,800. Total stock issued in 1999 through June 23 is 777,250 shares.

570,077 warrants to purchase Company common stock at $2 were issued in connection with this offering and other 1998 issuances. 368,550 have been exercised in 1999 through June 23, 1999. 1999 sales of stock through June 23, 1999 totaled 777,250 shares for net cash proceeds of $907,400 and services valued at $986,800.


NOTE 6 - OPERATING LEASES

The Company's office in La Jolla, California has 1,500 square feet. Rent obligations are $2,525 per month for 11 remaining months in 1999.


NOTE 7 - SUBSEQUENT EVENTS

The Company is spending its 1999 stock sales proceeds to acquire equipment to scale up its implementation of providing long distance and data telecommunications services. In March 1999, the Company signed a service agreement with General Telecom, Inc. to use its telecommunications equipment for a one year term, with five renewable one-year options. Contract pricing is per the agreement and is based on usage volume and line types, beginning at $6,500 per month. Total equipment purchases to date are $37,909.

CYBERTEL COMMUNICATIONS CORPORATION
BALANCE SHEET
JUNE 30, 1999 AND JUNE 30, 1998
                                             June 30, '99   June 30, '98

ASSETS

Current Assets

     Cash                                 $      497,192    $    (841)

     Accounts Receivable                         135,083          500

  Total Current Assets                           632,275         (341)

Fixed Assets

  Equipment                                       52,606       10,697

  Accumulated Depreciation                        (4,179)        (212)

Total Fixed Assets                                48,427       10,485

Other Assets

  Deposits                                         4,500        4,500

Total Other Assets                                 4,500        4,500

TOTAL ASSETS                               $     685,202       14,644

LIABILITIES & EQUITY

Liabilities

  Current Liabilities

     Other Current Liabilities

       Accounts Payable                   $       40,567        3,718

       Accrued Interest                            1,673          910

       Loans from founding stockholder            12,700       12,700

       Current portion-long term debt              2,554        2,312

     Total Other Current Liabilities              57,494       19,640

  Total Current Liabilities                       57,494       19,640

  Long Term Liabilities

     Long term debt                                2,575        4,945
  Total Long Term Liabilities                      2,575        4,945

Total Liabilities                                 60,069       24,585

Equity

  Retained Earnings                           (1,439,156)    (274,515)

  Net Income                                    (513,455)    (101,828)

  Capital Stock                                    3,409        1,831

  Stock Subscription Receivable                 (113,500)     (25,000)

  Paid in capital                              2,687,835      389,571

Total Equity                                     625,133       (9,941)

TOTAL LIABILITIES & EQUITY                 $     685,202       14,644

UNAUDITED

CYBERTEL COMMUNICATIONS CORPORATION
PROFIT AND LOSS
FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND JUNE 30, 1998
                                    For the six months ended
                                        June 30, 1999  June 30, 1998
Revenues                                $   1,314,940   $        0

Cost of Goods Sold                          1,269,143            0

Gross Profit                                   45,797            0

Operating Expenses

  Selling                                      11,844            0

  General and Administrative                  551,696      100,328

  Depreciation                                  1,567            0

  Interest (income)                            (6,355)           0

  Interest Expense                                500        1,500

Total Operating Expenses                      559,252      101,828

NET INCOME (LOSS)                       $    (513,455) $  (101,828)

Net (loss) per common share             $       (0.17) $     (0.06)

Weighted average common shares
outstanding                                 3,020,284    1,766,050

UNAUDITED

CYBERTEL COMMUNICATIONS CORPORATION
STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND JUNE 30, 1998
                                      For the six months ended
                                           June 30, 1999  June 30, 1998
OPERATING ACTIVITIES

  Net Income                                    (513,455)     (101,828)

  Adjustments to reconcile Net Income
  to net cash provided by operations:

     Accounts Receivable                        (133,804)       15,973

     Subscriptions receivable                     34,500             0

     Financing Costs                                   0       (30,000)

     Accounts Payable                             38,325             0

     Stock Issued for Services                   160,250             0

Net cash provided by Operating Activities       (414,184)     (115,855)

INVESTING ACTIVITIES

  Equipment                                      (41,911)       (3,073)

  Accumulated Depreciation                         1,567             0

Net cash provided by Investing Activities        (40,344)       (3,073)

FINANCING ACTIVITIES

  Capital Stock                                      602           115

  Paid in capital                                900,774       114,885

Net cash provided by Financing Activities        901,376       115,000

Net cash increase for period                     446,848        (3,928)

Cash at beginning of period                       50,344         3,087

Cash at end of period                            497,192           841

UNAUDITED

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
---------------------

          During the Company's two most recent calendar years, and to the date of this Registration Statement, the Company's principal independent accountant has not resigned, declined to stand for re-election or been dismissed.

Item 15.  Financial Statements and Exhibits
-------------------------------------------

          (a)
                        Malone & Bailey, PLLC
                    Index to Financial Statements
                     Independent Auditor's Report

 Financial Statements
--------------------

     Audited Financial Statements as of December
     31, 1998, and the two years then ended
     --------------------------------------

     Independent Auditors' Report

     Balance Sheet

     Income Statements

     Statements of Stockholders' Equity

     Statements of Cash Flows

     Notes to Financial Statements

     Unaudited Financial Statements as of June
     30, 1999, and June 30, 1998 and the six
     months then ended
     ----------------------------------------

     Balance Sheet

     Profit and Loss

     Statement of Cash Flows

          (b)  The following exhibits are filed as a part of this Registration
Statement:


Exhibit
Number      Description*
------      ------------

                                          46


 3.1        Articles of Incorporation dated June 13, 1996**

 3.2        Bylaws**

10.1        Bell Atlantic IP Telephony Network Services Termination
            Agreement**

10.2        TeleHub Network Services Corporation Telecommunications
            Service Agreement**

10.3        Customer Order Form with Level 3 Communications**

10.4        Letter of Intent with Swartz Private Equity, LLC**

27          Financial Data Schedule


          * Summaries of all exhibits contained within this Registration Statement are modified in their entirety by reference to these Exhibits.

          ** These documents and related exhibits have been previously filed with the Securities and Exchange
               Commission and are incorporated herein by reference.

                              SIGNATURES

          In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized.

                                         CYBERTEL, COMMUNICATIONS CORP.

Date: Oct. 15, 1999                      By: /s/ Richard D. Mangiarelli
     --------------                          --------------------------
                                             Richard D. Mangiarelli
                                             CEO, President and Director

Date: Oct. 15, 1999                      By: /s/ Paul J. Mills
     --------------                          ------------------------
                                             Paul J. Mills
                                             Secretary and Director

Date: Oct. 15, 1999                      By: /s/ John E. Jordan
     --------------                          ------------------------
                                             John E. Jordan
                                             Director

                                       47